UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2011 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2012 and 2011

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 24, 2013

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments
At fair value (Notes 2, 3, and 4)
Investment contracts	$2,002,616,020	$2,058,759,571
Registered investment companies	5,576,511,926	5,471,584,867
Common collective trusts	3,600,894,907	2,450,655,030
Raytheon Company common stock	1,028,235,551	1,048,648,885
Total investments	12,208,258,404	11,029,648,353
Receivables
Receivables for securities sold	40,194,751	31,634,619
Notes receivable from participants	239,591,741	242,084,204
Accrued investment income and other receivables	28,685,589	29,738,745
Total receivables	308,472,081	303,457,568

Total assets	12,516,730,485	11,333,105,921
Liabilities
Due to Trustee	28,435,894	—
Payable for securities purchased	16,391,352	40,411,410
Accrued investment expenses and other payables	4,471,457	3,855,472
Total liabilities	49,298,703	44,266,882

Net Assets available for benefits at fair value	12,467,431,782	11,288,839,039

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(95,727,243)	(64,066,806)
Net assets available for benefits	$12,371,704,539	$11,224,772,233

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

2012
Additions to net assets attributable to:

Net appreciation of investments (Notes 2, 3 and 4)	$1,021,726,698
Interest and dividends	256,921,849
Interest income on notes receivable from participants (Note 2)	8,636,430

Contributions and deferrals
Employee deferrals	609,408,574
Employer contributions	278,219,320
887,627,894
Total additions	2,174,912,871

Deductions from net assets attributable to:

Distributions to participants	1,035,292,887
Administrative expenses	3,114,277
Total deductions	1,038,407,164

Increase in net assets prior to plan mergers	1,136,505,707
Transfers in from affiliate benefit plans (Note 1)	10,426,599
Increase in net assets available for benefits	1,146,932,306
Net assets, beginning of year	11,224,772,233
Net assets, end of year	$12,371,704,539

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

1. Description of Plan
The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Raytheon Trusted Computer Solution, Inc is a wholly-owned subsidiary of Raytheon Company. The net assets of the Trusted Computer Solutions, Inc. 401(k) Plan, amounting to $10,426,599, were merged into the Plan on May 25, 2012 and the employees became eligible to participate in the Plan on that date.
Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $250,000 for the 2012 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2012, the annual employee pretax elective deferral contributions for a participant cannot exceed $17,000, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $50,000 for the 2012 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2012 may make pretax catch-up contributions up to $5,500. Effective September 1, 2011, participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Effective January 1, 2007, eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments. In addition, in 2011 the Plan Sponsor added a new investment option to participants in the form of a self-directed brokerage account.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated based on account balances by investment option. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.
Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2012 and 2011, unallocated Plan forfeitures were $250,759 and $603,608, respectively. During 2012, the total amount of forfeitures were $2,361,416.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the borrower's account in the investment options according to the participant's current investment election. As of December 31, 2012 and 2011, the interest rates on the outstanding loans ranged from 3.25% to 10.00%.

Payment of Benefits
A participant may make certain in-service withdrawals of at least $250, including all or a portion of participant after tax contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant pretax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000, and the participant elects to defer distribution. Otherwise, a terminated participant may defer the distribution until April 1 of the year following the year in which the participant reaches age 70 1/2.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $37,823,327 in dividends earned by the Plan, $1,204,857 was received in cash by participants who elected the cash payment option.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts or wrap contracts because contract value is the amount participants would

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in benefit-responsive investment contracts through the Fixed Income Fund. As required, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts in the Fixed Income Fund and the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain reclassifications have been made to the presentation of prior year financial statements to conform to the current year presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Plan investments are stated at fair value including the Plan's benefit-responsive investment contracts. See Note 4 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding fully benefit-responsive investment contracts, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses have been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account or by the Company. Expenses paid by the Company are excluded from these financial statements.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Raytheon Applied Signal Technology, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of Applied Signal Technology Base 401(k) Plan, amounting to approximately $135,000,000, were merged into the Plan on January 16, 2013. Raytheon Applied Signal Technology, Inc.’s employees became eligible to participate in the Plan on that date.

Raytheon Telemus, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Raytheon Telemus, Inc.’s 401(k) and Profit Sharing Plan, amounting to approximately $11,000,000, were merged into the Plan on April 3, 2013. Raytheon Telemus, Inc.’s employees became eligible to participate in the Plan on that date.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

Raytheon Technology Associates Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of Technology Associates’ 401(k) Profit Sharing Plan and Trust, amounting to approximately $22,000,000, were merged into the Plan on June 11, 2013. Raytheon Technology Associates, Inc.’s employees became eligible to participate in the Plan on that date.
Accounting Standards
In May 2011, FASB issued ASU No. 2011-4, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this update result in common fair value measurements and disclosure requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB's intent about the application of existing fair value measurements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The plan's financial statements reflect the adoption of this accounting standard.
3. Investments
The following presents investments that represent 5% or more of the Plan's net assets:

	2012	2011
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	$1,571,114,408	$1,169,143,471
Hartford Capital Appreciation HLS IA	1,490,988,672	1,605,631,538
Janus Balanced N Fund(a)	1,243,948,230	—
Fidelity Institutional Money Market Fund - Money Market Portfolio	1,074,219,160	1,243,780,114
Raytheon Common Stock	1,028,235,551	1,048,648,885
Northern Trust ACWI ex-US Fund - DC Non-Lending (a)	803,966,425	—
Pimco Total Return Institutional Fund	708,894,078	575,686,571
Janus Balanced I Fund (b)	—	1,247,686,825

(a) Investment did not represent more than 5% of the Plan's net assets in 2011.
(b) Investment did not represent more than 5% of the Plan's net assets in 2012.

During the year ended December 31, 2012 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$415,618,813
Common collective trusts	426,054,144
Raytheon Company common stock	180,053,741
$1,021,726,698
4. Fair Value Measurements
The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required as well as the assets and liabilities that we value using those levels of inputs.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

A Synthetic Guaranteed Investment Contract (“GIC”) represents individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan. Individual assets of the synthetic investment contract are valued at fair value. The Plan purchases third party issued benefit-responsive wrapper contracts that guarantees that participant transactions are executed at contract value subject to certain provisions. The fair value of the wrap contracts for the GIC is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the exchange traded close. Investments in fixed income securities (U.S. government, domestic and foreign bonds) and convertible securities are valued by a pricing service which determines valuations for normal institutional-size trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value ("NAV") of the CCT. The NAV, as provided by Fidelity Management Trust Company ("FMTC"), the Trustee, is used as an estimate of fair value. The NAV is based on the fair value of the underlying investments held by the CCT less its liabilities. The NAV is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CCT, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

	Fair Value of Investment Assets as of 12/31/2012
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US government and agencies	$709,431,956	$132,916,172	$—	$842,348,128
Corporate debt	—	578,160,803	—	578,160,803
Mortgage backed securities	—	434,444,095	—	434,444,095
Asset backed securities	—	107,116,914	—	107,116,914
Common collective trust	—	19,417,182	—	19,417,182
Other fixed income investments	—	19,149,783	—	19,149,783
Futures contracts	49,766	—	—	49,766
Wrap contracts	—	—	1,929,349	1,929,349
Total investment contracts	709,481,722	1,291,204,949	1,929,349	2,002,616,020

Registered investment companies
Target date mutual funds	7,882,815	—	—	7,882,815
Fixed income based mutual funds	914,564,403	—	—	914,564,403
Equity based mutual funds	3,460,961,609	—	—	3,460,961,609
Money market funds	1,193,103,099	—	—	1,193,103,099
Total registered investment companies	5,576,511,926	—	—	5,576,511,926

Common collective trusts
Fixed income based funds	—	493,715,515	—	493,715,515
Equity based funds	—	3,107,179,392	—	3,107,179,392
Total common collective trusts	—	3,600,894,907	—	3,600,894,907

Raytheon Company common stock	1,028,235,551	—	—	1,028,235,551
Total Investments	$7,314,229,199	$4,892,099,856	$1,929,349	$12,208,258,404

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

	Fair Value of Investment Assets as of 12/31/2011
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US government and agencies	$737,135,933	$127,736,843	$—	$864,872,776
Corporate debt	—	580,278,628	—	580,278,628
Mortgage backed securities	—	463,479,847	—	463,479,847
Asset backed securities	—	102,996,699	—	102,996,699
Common collective trust	—	33,658,069	—	33,658,069
Other fixed income investments	—	10,009,931	—	10,009,931
Futures contracts	88,281	—	—	88,281
Wrap contracts	—	—	3,375,340	3,375,340
Total investment contracts	737,224,214	1,318,160,017	3,375,340	2,058,759,571

Registered investment companies
Target date mutual funds	4,932,325	—	—	4,932,325
Fixed income based mutual funds	728,090,670	—	—	728,090,670
Equity based mutual funds	3,365,591,250	—	—	3,365,591,250
Money market funds	1,372,970,622	—	—	1,372,970,622
Total registered investment companies	5,471,584,867	—	—	5,471,584,867

Common collective trusts
Fixed income based funds	—	229,947,688	—	229,947,688
Equity based funds	—	2,220,707,342	—	2,220,707,342
Total common collective trusts	—	2,450,655,030	—	2,450,655,030

Raytheon Company common stock	1,048,648,885	—	—	1,048,648,885
Total Investments	$7,257,457,966	$3,768,815,047	$3,375,340	$11,029,648,353

Level 3 Gains and Losses

The tables below summarize changes in the fair value of the Plan's Level 3 investment assets. The depreciation of the fair value of the wrap contracts is not included on the Statement of Changes in Net Assets Available for Benefits, nor does it affect participant balances or transactions, as the investment contracts are transacted at and carried at contract value on the Statement of Net Assets Available for Benefits.

	Level 3 Investment Assets - 12/31/2012
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrap contracts	$3,375,340	$—	$(1,445,991)	$—	$—	$—	$1,929,349
Total	$3,375,340	$—	$(1,445,991)	$—	$—	$—	$1,929,349

Unrealized depreciation of $1,445,991 relates to investment assets held by the Plan at December 31, 2012.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

	Level 3 Investment Assets - 12/31/2011
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrap contracts	$3,668,395	$—	$(293,055)	$—	$—	$—	$3,375,340
Investment in the DB/DC Master Trust	158,774	(248,991)	249,035		(158,818)	—	—
Total	$3,827,169	$(248,991)	$(44,020)	$—	$(158,818)	$—	$3,375,340

Unrealized depreciation of $293,055 relates to investment assets held by the Plan at December 31, 2011.

5. Investment Contracts
For the plan year ended December 31, 2012 and 2011, the Plan included the Fixed Income Fund, which holds four Synthetic GICs issued by American General Life Insurance Company (formerly AIG Financial Products, Inc.), JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company (collectively the “Wrap contract providers”).

A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution comprised of a portfolio of high quality fixed income securities placed in a trust with ownership by the Plan. Synthetic GICs are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value. Under the Synthetic GIC, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments that are subject to the Synthetic GIC. Individual assets of the Synthetic GICs are valued based on the policy discussed in Notes 2 and 4.

Income from Synthetic GICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the Synthetic GICs.

Synthetic GICs accrue interest using a formula called the “crediting rate.” Synthetic GICs use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The Synthetic GICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include but are not limited to bankruptcy of the security issuer or the default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the Wrap contract providers to pay further participant redemptions.

The Fixed Income Fund and the Synthetic GICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing investment options within the Plan). However, the Synthetic GICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the
Wrap contract provider.
4.    Complete or partial termination of the Plan.

5.    Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.    Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed
Income Fund.
7.    Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.    Any material early retirement program, group termination, group layoff, facility closing, or similar program.
9.    Any transfer of assets from the Fixed Income Fund directly to a competing option.
10.    Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the
Plan.
A Wrap contract provider may terminate a Synthetic GIC at any time. In the event that the market value of the Fixed Income Fund's covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the Wrap contract in place until such time as the market value of the Fixed Income Fund's covered assets is equal to their contract value. A Wrap contract provider may also terminate a Synthetic GIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the Synthetic GICs fail to be met. In the event that the market value of the Fixed Income Fund's covered assets is below their contract value at the time of such termination, the terminating Wrap contract provider would not be required to make a payment to the Fixed Income Fund.
Synthetic GICs generally impose conditions on both the Plan and the Wrap contract provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The issuing institutions' ability to meet their contractual obligations under the respective contracts may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan's assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

value on the date of termination. If a Synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. Contract termination also may occur by either party upon election and notice.
The issuer may elect to terminate the contract for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each contract for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the contract apply. The immunization provision results in the wrapped portion of the Plan being managed according to more conservative immunization investment guidelines provided for in the contract and the contract can terminate in segments over a period of time. In the event a wrap issuer sought to terminate its contract or immunize its portion of the portfolio, the fund can seek to replace that Wrap contract provider with another financial institution.
Plans investing in Wrap contracts and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the Wrap contracts, risk associated with interest rate fluctuations, and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

The fair value of the Fixed Income Fund's Synthetic GICs exceeded the contract value by $95,727,243 and $64,066,806, at December 31, 2012 and December 31, 2011 respectively. The crediting rates are adjusted monthly to reflect the experience and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	December 31, 2012	December 31, 2011
Average annual yield	2.60%	2.45%
Crediting interest rate	2.50%	2.63%
6. Future Contracts
A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2012 and 2011, the Synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying future contracts tends to increase the Plan's exposure to the underlying instrument. Selling futures tends to decrease the Plan's exposure to the underlying instrument held, or hedge the fair value of other fund investments.

Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”) with the broker. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures. Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in net appreciation (depreciation) of investments. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Future contracts involve, to varying degrees, credit and market risks. The Fund enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

A summary of open fixed income futures is presented below as of December 31, 2012 and 2011.

	Long Contracts		Short Contracts
	2012		2012
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 2 Year Treasury Note	51	$11,243,906	—	$—
US 5 Year Treasury Note	231	28,739,648	—	—
US 10 Year Treasury Note	28	3,717,875	—	—
US Ultra Bond (CBT)	—	—	7	1,138,156
US Long Bond (CBT)	—	—	48	7,080,000
	310	$43,701,429	55	$8,218,156

	Long Contracts		Short Contracts
	2011		2011
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 2 Year Treasury Note	144	$31,758,750	—	$—
US 5 Year Treasury Note	548	67,545,281	—	—
US 10 Year Treasury Note	19	2,491,375	—	—
US Ultra Bond (CBT)	—	—	20	3,203,750
US Long Bond (CBT)	—	—	36	5,213,250
	711	$101,795,406	56	$8,417,000

The average number of futures contracts held during the years ended December 31, 2012 and December 31, 2011 was 462 and 478 contracts, respectively based on a quarterly average.

7. Related Party Transactions
The Trustee of the Plan is FMTC. Certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee and therefore, these transactions in addition to participant loans qualify as party-in-interest transactions. The Plan also pays fees to the Trustee. These transactions qualify as party-in-interest transactions as well. In addition, The Bank of New York Mellon, successor by operation of law to Mellon Trust of New England, N.A. (the “Custodian”) served as custodian for certain assets of the Plan during 2011. Certain Plan investments are issued by the Custodian and therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan paid certain fees to the Custodian.

In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $32,133,889 and sales amounted to $214,410,142 for the year ended December 31, 2012. Dividend income from shares of Raytheon Company common stock amounted to $36,618,470 for the year ended December 31, 2012.
8. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.
9. Federal Income Tax Status

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may from time to time hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2012 and 2011, respectively. The Plan is subject to examinations by taxing jurisdictions. On March 28, 2011, the IRS began an examination of the Plan for the Plan year ended December 31, 2009.
10. Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
3M Co Mtn	1% 6/26/17	$100,000	$100,333
Abbvie Inc	1.75% 11/06/17 144A	3,318,000	3,352,849
Abbvie Inc	2% 11/6/18 144A	2,680,000	2,713,446
Abnanv	3% 01/14 SNR	1,680,000	1,712,175
ACE INA Holding	5.875% 6/15/14	400,000	429,562
Aetna Inc	6.5% 9/15/18	1,850,000	2,299,234
Aetna Inc	4.125% 6/01/21	250,000	277,435
Aetna Inc	1.5% 11/15/17	1,533,000	1,535,536
Agrium Inc	3.15% 10/01/22	250,000	248,125
AIG Intl Grp	4.875% 6/01/22	600,000	684,237
AIG Intl Mtn	8.25% 8/15/18	830,000	1,090,115
Air Prods & Chm	4.15% 2/1/13	150,000	150,445
Allied Wrld As	7.5% 8/01/16	1,350,000	1,594,642
Allstate Lf Mtn	5.375% 4/30/13	275,000	279,554
Allya	2012-5 A2 0.45% 7/15	713,000	712,914
Allya	2012-3 A2 0.7% 2/15/14	580,000	581,001
Allya	2011-1 A3 1.45% 1/15	309,966	310,965
Allya	2011-2 A3 1.18% 4/15	318,366	319,433
Allya	2011-5 A3 .99% 11/15	1,000,000	1,005,373
Allya	2012-1 A2 0.71% 9/14	338,628	339,119
Allya	2012-2 A3 0.74% 4/16	827,000	830,511
Allya	2012-4 A3 0.59% 1/17	636,000	636,984
Allyl	2012-SN1 A3 .57% 8/20/15	590,000	590,259
Altria Group	4.125% 9/11/15	650,000	705,487
Altria Group Inc	8.5% 11/13	565,000	601,987
Altria Group Inc	9.7% 11/10/18	1,350,000	1,889,183
Altria Group Inc	9.25% 8/6/19	1,138,000	1,581,953
Amer Honda	2.5% 9/21/15 144A	640,000	667,346
Amer Honda Mtn	1.85% 9/14 144A	1,000,000	1,017,101
Amer Intl Grp Glb	5.6% 10/18/16	300,000	342,494
American Ex Cc	2.75% 9/15/15	962,000	1,008,465
American Ex Mtn	2.8% 9/19/16	507,000	536,277
American Exp	.875% 11/13/15	430,000	429,648
American Exp Mtn	5.875% 5/13	525,000	534,482
American Honda	1.5% 9/17 144A	430,000	429,726
American Intl	4.25% 5/15/13	500,000	506,073
American Intl	5.85% 1/16/18	500,000	590,889

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
American Intl Grp	3.8% 3/22/17	323,000	349,484
American Water Glb	6/10/1985	150,000	179,221
Amex	2.65% 12/02/22 144A	2,012,000	2,001,560
Amgen Inc	4.1% 6/15/21	2,255,000	2,495,667
Amxca	2012-2 A .68% 3/18	2,120,000	2,127,122
Amxca	2012-5 A 0.59% 5/18	2,150,000	2,150,159
Anadarko Pete	6.95% 6/15/19	995,000	1,257,498
Anadarko Petro	6.375% 9/15/17	500,000	597,049
Anglo Ameri	9.375% 4/8/14 144A	545,000	599,129
Anheuser Busch	1.375% 7/15/17	450,000	454,579
Anheuser Busch	2.5% 7/15/22	870,000	874,412
Anheuser-Busch Mtn	4.375% 2/21	2,525,000	2,935,209
Aon Corp	3.125% 5/27/16	1,800,000	1,894,504
Apache Corp	1.75% 4/15/17	123,000	126,262
Aristotle Hldg	2.75% 11/14 144	1,885,000	1,944,557
Astrazeneca Plc Glb	5.4% 6/1/14	220,000	235,094
AT&T Broadband	8.375% 3/15/13	146,000	148,302
AT&T Inc	5.8% 2/15/19	300,000	367,838
AT&T Inc	2.95% 5/15/16	1,000,000	1,058,449
AT&T Inc	3.875% 8/15/21	2,935,000	3,267,697
AT&T Inc	1.6% 2/15/17	1,110,000	1,122,676
AT&T Inc	1.4% 12/01/17	3,590,000	3,589,314
Atmos Energy	6.35% 6/15/17	200,000	241,853
Australia & Nz	1.875% 10/06/17	430,000	438,230
Autozone Inc	3.7% 4/15/22	590,000	619,601
Axis Specialty	5.875% 6/1/20	2,150,000	2,438,691
BAAT	2012-1 A3 0.78% 6/16	1,910,000	1,918,880
BACCT	2007-A3 A3 1ML+2 11/16	1,300,000	1,299,333
BACCT	2006-A7 A7 1ML+4 12/16	1,885,000	1,884,431
BACCT	2007-A6 A6 1ML+6 9/16	3,745,000	3,745,060
BACM	2005-2 A5 CSTR 7/43	2,240,000	2,430,662
Bank Amer	4.9% 5/01/13	415,000	420,663
Bank Amer	5.65% 5/01/18	4,525,000	5,262,611
Bank Amer	4.5% 4/1/15	2,210,000	2,355,544
Bank Amer Fdg	3.7% 9/1/15	2,745,000	2,901,627
Bank Amer Fdg C	3.875% 3/22/17	1,740,000	1,886,475
Bank Amer Mtn	6.5% 8/1/16	1,590,000	1,835,590
Bank America Crp	1.5% 10/09/15	450,000	452,264
Bank America Med	3/3/625	980,000	1,038,153
Bank Montreal Mtn	2.5% 1/11/17	450,000	471,562

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Bank Nova Scotia	3.4% 1/22/15	2,720,000	2,867,636
Bank Nova Scotia	1.85% 1/12/15	1,235,000	1,264,738
Bank Nova Scotia	2.55% 1/12/17	150,000	157,788
Bank Nova Scotia	.75% 10/9/15	2,105,000	2,093,298
Bank Of America	6% 9/01/17	905,000	1,059,417
Bank Of America	3.75% 7/12/16	1,395,000	1,490,758
Bank Of America Cor	5.7% 1/22	640,000	768,848
Bank Of Nova Sc	2.05% 10/07/15	2,500,000	2,583,490
Bank Of NY	4.3% 5/15/14	510,000	535,994
Bank Of NY	5.45% 5/15/19	480,000	573,137
Bank Of NY	2.3% 7/28/16	610,000	637,430
Bank Of NY Mtn	2.4% 1/17/17	589,000	616,851
Bank Tokyo	2.6% 1/22/13 144A	870,000	870,787
Bankamer Glb	5.125% 11/15/14	250,000	266,611
Barclays Bank	2.375% 1/13/14	1,500,000	1,525,320
Barclays Bank Mtn	5.2% 7/10/14	215,000	228,764
Barclays Glb Mtn	5% 9/22/16	5,500,000	6,163,190
Barrick Gold	2.9% 5/30/16	2,000,000	2,097,856
Bat Intl Fin	2.125% 6/7/17 144	2,100,000	2,151,059
Baxter Intl	4% 3/1/14	115,000	119,447
Baxter Intl Glbl	4/3/625	100,000	108,292
BB&T Corporation	6.85% 4/19	50,000	63,622
BB&T Sr Mtn B	3.375% 9/25/13	400,000	408,318
Bear	7.25% 2/01/18	1,350,000	1,691,014
Bear Stearns Co	5.3% 10/30/15	675,000	747,971
Becton Dickinso	1.75% 11/8/16	1,170,000	1,204,197
Bellsouth Corp	5.2% 9/15/14	150,000	161,117
Berk Hath Inc	2.2% 8/15/16	133,000	138,732
Berkley Wr Corp	5.375% 9/15/20	1,300,000	1,452,978
Berkley Wr Corpmtn	7.375% 9/19	700,000	855,553
Berkshire Hath Glb	5 8/15/13	70,000	71,992
Berkshire Hathaway	4.6 5/15/13	350,000	355,427
Bk Nova Scotia	1.375% 12/18/17	1,070,000	1,071,072
Bk Of Amer Glb	5.625 10/16 MTN	250,000	282,598
Blackrock Inc	3.5% 12/10/14	1,725,000	1,821,798
BMWLT	2011-1 A3 1.06% 2/14	330,883	331,440
BMWLT	2012-1 A3 .75% 2/20/15	470,000	471,598
BMWOT	2011-A A3 .76% 8/15	4,060,000	4,073,629
Boit	2003-A4 A4 1ML+25 1/16	1,000,000	1,000,900
Boit	2003-A8 A8 1ML+25 5/16	400,000	400,604

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Boit	2004-A3 A3 1ML+17 2/17	2,500,000	2,504,440
BP Cap Markets	5.25% 11/07/13	200,000	208,121
BP Cap Markets	3.125% 10/1/15	1,500,000	1,592,196
BP Cap Markt Plc Mtn	4.5% 10/20	750,000	863,543
BP Cap Mkts	3.561% 11/01/2021	665,000	717,828
BP Capital Markets	2.248% 11/16	440,000	457,634
BP Capital Mkts	1.375% 11/6/17	450,000	450,229
Branch Bank Mtn	4.875% 1/15/13	150,000	150,224
Brit Colmb Prov	2.1% 5/18/16	1,170,000	1,229,114
British Colmb Pro	1.2% 4/25/17	2,540,000	2,584,742
British Telecom	5.15% 1/15/13	935,000	936,289
BSCMS	05-T18 A4 4.933% 2/42	650,000	702,005
BSCMS	05-PWR8 A4 4.674% 6/41	460,000	498,560
BSCMS	2004-PWR4 A3 CSTR 6/41	212,999	223,900
BSCMS	06-PW11 AAB CSTR 3/39	238,256	248,285
BSCMS	2007-PW15 AAB 5.315% 2/44	941,188	975,516
BSCMS	2007-PW16 AAB CSTR 6/40	2,719,579	2,919,213
Bunge Ltd Glb	5/5/875	125,000	127,217
Burlington North San	4.1% 6/21	2,000,000	2,228,500
Cameron Intl Crp	4.5% 6/01/21	1,490,000	1,665,594
Canada Govt	.875% 2/14/17	2,585,000	2,605,098
Canada Natural	1.45% 11/14/14	450,000	456,397
Canadian Imp Bk	.9% 10/01/15	357,000	358,509
Capital One Fin	6.25% 11/15/13	325,000	340,700
Capital One Fin	6.75% 9/15/17	100,000	122,088
Capital One Fin	2.15% 3/23/15	1,070,000	1,092,121
Capital One Fin Co	1% 11/06/15	430,000	428,512
Capital One USA Mtn	8.8% 7/19	2,050,000	2,773,857
Carmx	2012-1 A3 0.89% 9/16	1,200,000	1,207,834
Carmx	2012-3 A3 0.52% 7/17	330,000	329,875
Carolina P & L	5/9/125	160,000	165,313
Caterp Fin Serv	5.5 3/15/16	75,000	86,104
Caterpillar Inc	2.6% 6/26/22	1,470,000	1,480,859
Caterpilr Fin Mtn	4.9% 8/15/13	370,000	380,227
CBS Corp	8.875% 5/15/19	900,000	1,213,010
CBS Corp New	3.375% 3/01/22	805,000	836,120
CCCIT	2003-A10 A10 4.75% 12/15	1,010,000	1,051,375
CCCIT	04-A8 A8 4.9% 12/16	5,700,000	6,182,325
CCCIT	2008-A5 A5 4.85% 4/15	1,030,000	1,044,616
CCCIT	2008-A6 A6 1ML+120 5/17	1,500,000	1,537,278

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CCCIT	2009-A4 A4 4.9% 6/16	420,000	447,603
CCCIT	2012-A1 A1 0.55% 10/17	1,190,000	1,189,013
CD	2005-CD1 A4 CSTR 7/44	2,123,000	2,355,984
CD	06-CD2 A4 CSTR 1/46	2,000,000	2,239,810
CDP Finl Inc	3% 11/25/14 144A	1,740,000	1,818,507
Celgene Corp	1.9% 8/15/17	720,000	732,666
Cenovus Energy Inc	3% 8/15/22	920,000	938,521
Centerpoint Ener	6.125% 11/1/17	50,000	60,022
Centurytel Inc	5% 2/15/15	1,000,000	1,062,837
CFGNR	2011-150 D 3% 4/37	279,114	286,469
CGCMT	2006-C5 A4 5.431% 10/49	370,000	424,511
CHAIT	2008-A6 A6 1ML+120 5/15	1,350,000	1,355,920
CHAIT	2012-A3 A3 0% 6/17	2,150,000	2,163,890
CHAIT	2012-A5 A5 .59% 8/17	2,170,000	2,172,222
CHAIT	2012-A8 A8 0.54% 10/17	3,500,000	3,495,625
Chevron Corp Ne	1.104% 12/5/17	3,017,000	3,036,921
Cigna	4% 2/15/22	1,670,000	1,823,647
Cigna Mtn	5.125% 6/15/20	1,350,000	1,539,262
Cisco Systems	5.5% 2/22/16	80,000	91,423
Citigroup	5.125% 5/5/14	295,000	310,770
Citigroup	5% 9/15/14	1,890,000	1,988,446
Citigroup	5.5% 4/11/13	800,000	808,242
Citigroup	6.375% 8/12/14	35,000	37,823
Citigroup	4.75% 5/19/15	1,810,000	1,951,113
Citigroup	3.953% 6/15/16	1,635,000	1,759,394
Citigroup Frn	3ML+28 11/05/14	700,000	694,751
Citigroup Frn	8/13/2013	1,300,000	1,312,484
Citigroup Inc	6.5% 08/13 SNR	3,500,000	3,621,090
Citigroup Inc	4.5% 1/14/22	755,000	841,472
Citigroup Inc	4.45% 1/10/17	2,465,000	2,729,916
Citigroup Inc	2.65% 3/02/15	450,000	463,365
Citigroup Inc	2.25% 8/07/15	500,000	512,025
Citigroup Inc Glb	4.7% 5/29/15	100,000	107,702
Citigroup Inc Mtn	8.5% 5/22/19	2,500,000	3,359,145
Cleveland Elec	7.88% 11/01/17	80,000	100,392
Cme Group Inc	5.75% 2/14	75,000	79,204
Cmmonwlth Bk	3.5% 3/19/15 144A	500,000	528,574
Coca-Coal Ent	1.125% 11/12/13	698,000	701,126
Coca-Cola Co	1.8% 9/01/16 WI	1,735,000	1,791,486
COELT	05-B A2 @LIBUS3+10 12/21	869,724	868,452

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Colgate-Palm Mtn	1.375% 11/15	1,500,000	1,532,373
Comcast Corp	5.3% 1/15/14	100,000	104,918
Comcast Corp	5.9% 3/15/16	2,100,000	2,412,188
Comcast Corp Glb	5.875% 2/15/18	1,972,000	2,375,501
Comerica Inc	3% 9/16/15	74,000	78,131
Comet	2008-A3 A3 5.05% 2/16	1,900,000	1,926,292
Comm	2012-LC4 A1 1.156% 12/44	646,206	652,148
Comm	2012-CR5 A1 0.673% 12/45	320,000	320,000
Comm	2012-CR1 A1 1.116% 5/45	161,771	163,253
Comm	2012-CR1 A2 2.35% 5/45	360,000	378,763
Comm	2004-LB2A A4 4.715 3/39	1,509,776	1,562,709
Comm	2006-C8 A4 0% 12/46	2,290,000	2,630,903
Comm	2006-C7 A4 CSTR 6/46	2,755,000	3,128,586
Commonwealth Edi	3.4% 9/01/21	1,615,000	1,741,895
Commonwealth NY	1.95% 3/16/15	1,750,000	1,795,747
Conocophillips	4.75% 2/1/14	53,000	55,400
Costco Whl New	.65% 12/07/15	226,000	226,105
Coventry Health	5.95% 3/15/17	1,000,000	1,162,100
Coventry Hlth	5.45% 6/15/21	300,000	356,221
Cr Bard Inc	1.375% 1/15/18	1,205,000	1,210,894
Credit Suis Fb Usa	5/8/125	125,000	138,716
Credit Suisse Fb	4.875% 1/15/15	200,000	215,543
CSFB	2003-C4 A4 5.137% 8/36	350,702	354,859
CSFB	2005-C5 A4 5.1% 8/38	3,250,000	3,572,290
CSFB	05-C5 AM CSTR 8/38	1,200,000	1,317,575
CSFB	05-C6 A4 5.23% 12/40	2,689,637	2,962,524
CSMC	2007-C2 A2 CSTR 1/49	142,339	143,539
CSMC	2006-C1 A4 CSTR 2/39	1,600,000	1,805,142
Daimler Fin	1.875% 9/15/14144A	2,885,000	2,932,285
Daimler Fin Llc	2.3% 1/15 144A	1,270,000	1,300,466
Daimler Fin Nor	1.3% 7/15 144A	430,000	432,463
Daimler Fina Na	1.65% 4/15 144	1,690,000	1,710,615
DBUBS	2011-LC3A A1 2.238% 8/44	101,011	103,610
DCENT	2008-A4 A4 5.65 12/15	150,000	153,642
DCENT	2010-A1 A1 1ML+65 9/15	2,000,000	2,002,178
DCENT	2012-A1 A1 0.81% 8/17	2,744,000	2,764,802
DCENT	2012-A3 A 0.86% 11/15/17	1,720,000	1,731,265
DCENT	2012-A5 A5 1ML+20 1/18	2,900,000	2,902,069
DCP Midstream	9.75% 3/15/19 144	1,475,000	1,949,826
Deutsche Tel	2.25% 3/6/17 144A	1,545,000	1,583,872

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Deutsche Tel Glb	5.25% 7/22/13	390,000	399,974
Deutsche Tel Mtn	4.875% 7/8/14	350,000	370,321
Devon Energy Co	3.25% 5/15/22	1,000,000	1,042,539
Diageo Cptl Glb	5.2% 1/30/13	1,289,000	1,293,741
Directv Hld Globl	4.75% 10/1/14	1,300,000	1,388,036
Directv Hldgs	3.5% 3/01/16	1,700,000	1,800,557
Directv Hldgs	3.8% 3/15/22	1,090,000	1,123,285
Directv Holdgs LLC	3.125% 2/16	1,400,000	1,465,775
Disney (Walt) Mtn	1.1% 12/1/17	381,000	381,654
Dominion Resour	2.25% 9/1/15	425,000	440,347
Dow Chemical	3% 11/15/22	1,425,000	1,420,139
Dr Pepper Snapp	2.9% 1/15/16	685,000	721,599
Duke Cap Corp	6.25% 2/15/13	1,000,000	1,006,344
Duke Cap Corp	5.5% 3/01/14	380,000	399,727
Duke Energy Car	5.75% 11/15/13	395,000	412,661
Duke Energy Car	1.75% 12/15/16	705,000	722,554
Duke Energy Cor	2.15% 11/15/16	75,000	77,119
Duke Energy Cor	1.625% 8/15/17	855,000	856,930
Dupont Ei Glbl	4/4/875	95,000	100,363
Dupont Mtn	4.125% 3/06/13	100,000	100,668
Ebay Inc	1.35% 7/15/17	390,000	394,403
Ecolab Inc	4.35% 12/8/21	770,000	858,559
Encana Hldgs	5.8% 5/1/14	430,000	457,085
Entergy La Llc	1.875% 12/15/14	603,000	616,095
Enterprise Produ	1.25% 8/13/15	330,000	332,001
Eog Resources In	6/10/125	75,000	78,119
Erac USA Fin Mtn	2.25% 1/14 144A	1,750,000	1,767,831
Erac USA Llc	3.3% 10/22 144A	745,000	753,396
Erp Operat Lp	4.625% 12/15/21	82,000	92,272
Export Dev Can Glb	3.5% 5/16/13	1,000,000	1,012,128
Export Dev Canada	1.5% 5/15/14	290,000	294,846
Fed Realty Tr	5.4% 12/01/13	220,000	229,023
FHLB	1.875% 6/21/13	8,635,000	8,705,712
FHLG	6.50% 5/33 #N50075	106,167	118,834
FHLG	15YR 5.00% 1/20 #M30030	48,081	51,047
FHLG	15YR 5.00% 11/17 #M30281	95,683	101,585
FHLG	15YR 6.00% 1/18 #M50041	50,005	52,371
FHLG	6.00% 8/26 #G00587	74,423	81,415
FHLG	8.50% 7/28 #G00981	199,728	238,219
FHLG	5.50% 3/34 #G01665	302,629	330,930

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 5.0% 4/20 #G11682	1,169,579	1,266,478
FHLG	15YR 5.50% 2/20 #G11728	3,268,148	3,515,047
FHLG	15YR 6.50% 4/18 #G11452	133,062	143,390
FHLG	15YR 4.50% 1/19 #G11565	133,220	141,786
FHLG	10.00% 10/30 #G20027	633,328	735,966
FHLG	15YR 5.00% 5/18 #P10034	250,822	260,792
FHLG	15YR 6.50% 7/14 #P60031	182,288	186,739
FHLG	15YR 7.00% 12/14 #P60089	5,653	5,873
FHLG	15YR 7.00% 3/16 #P60090	5,676	5,982
FHLG	6.50% 8/22 #O20119	162,168	181,369
FHLG	5.50% 5/27 #O20133	62,234	67,036
FHLG	20YR 5.50% 9/27 #G30345	154,687	166,929
FHLG	20YR 6.00% 9/27 #G30357	548,766	613,215
FHLG	20YR 5.50% 7/28 #G30564	1,362,092	1,469,889
FHLG	6.50% 5/22 #D95395	111,680	125,258
FHLG	6.00% 11/21 #D94929	106,963	118,396
FHLG	15YR 6.50% 4/16 #E83211	6,694	7,164
FHLG	15YR 6.00% 4/17 #E89007	187,550	202,161
FHLG	15YR 6.50% 6/17 #E90325	80,124	87,256
FHLG	15YR 6.00% 7/17 #E90474	164,518	178,175
FHLG	15YR 5.00% 12/17 #E93561	135,392	145,097
FHLG	15YR 4.00% 6/18 #E96973	209,160	221,538
FHLG	15YR 4.50% 8/18 #E98688	549,859	585,213
FHLG	15YR 4.50% 10/18 #E99833	551,667	587,137
FHLG	15YR 4.50% 9/18 #E99205	404,938	430,975
FHLG	15YR 5.00% 10/18 #E99955	78,755	84,407
FHLG	4.50% 6/23 #A45156	847,595	910,105
FHLG	6.00% 9/37 #G03282	767,909	835,161
FHLG	5.50% 12/37 #G03696	1,284,611	1,386,275
FHLG	6.00% 1/38 #G03781	1,622,059	1,763,103
FHLG	5.50% 12/37 #G03865	632,515	682,573
FHLG	5.50% 7/39 #G05546	1,162,933	1,254,968
FHLG	25YR 5.50% 7/35 #G05815	203,846	223,036
FHLG	15YR 5.00% 10/23 #G13276	781,198	837,927
FHLG	15YR 5.00% 12/18 #G13293	217,412	232,996
FHLG	15YR 6.00% 11/23 #G13368	280,492	313,367
FHLG	15YR 6.50% 7/21 #G12934	145,523	159,052
FHLG	15YR 5.00% 3/19 #G13052	752,653	807,416
FHLG	5.50% 1/24 #G13432	1,113,392	1,188,851
FHLG	15YR 5.50% 12/21 #G13481	664,178	711,683

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 4.00% 7/24 #G13596	553,953	588,813
FHLG	15YR 5.00% 4/20 #G13598	764,142	821,167
FHLG	15YR 6.00% 1/24 #G13647	1,121,882	1,254,151
FHLG	15YR 6.00% 1/24 #G13982	1,000,129	1,117,887
FHLG	15YR 5.50% 12/24 #G14015	6,425,321	6,872,834
FHLG	15YR 3.50% 1/26 #G14312	297,083	317,124
FHLG	15YR 4.00% 9/25 #G14376	440,979	468,729
FHLG	15YR 3.50% 4/27 #G14449	833,870	892,469
FHLG	15YR 3.50% 10/26 #G14450	3,592,825	3,821,727
FHLG	15YR 4.00% 6/24 #G18312	654,552	695,743
FHLG	6.50% 10/26 #C90995	378,831	418,963
FHLG	6.50% 8/26 #C90985	78,225	86,512
FHLG	15YR 6.00% 4/20 #J02203	109,250	120,180
FHLG	15YR 6.50% 1/20 #J02204	98,758	108,992
FHLG	15YR 4.50% 9/24 #J10826	793,552	854,494
FHLG	10YR 3.00% 8/21 #J16393	378,291	397,073
FHLG	10YR 3.00% 8/21 #J16442	369,228	387,559
FHLG	6.50% 9/37 #H09069	148,797	162,607
FHLG	4.00% 12/40 #C03565	255,398	272,348
FHLG	6.00% 8/28 #C13910	61,998	68,238
FHLG	4.00% 4/39 #A85531	323,812	345,302
FHLG	4.00% 1/41 #A96478	935,591	997,683
FHLG	15YR 6.00% 10/16 #E01054	93,240	99,900
FHLG	15YR 5.50% 3/17 #E01136	33,674	35,819
FHLG	15YR 5.00% 12/17 #E01280	87,345	93,606
FHLG	15YR 6.50% 10/17 #E01254	22,486	24,487
FHLG	15YR 5.50% 11/18 #E01497	239,697	256,469
FHLG	15YR 4.00% 9/25 #E02787	442,252	478,789
FHLG	15YR 4.00% 4/26 #E02867	234,453	252,943
FHLG	15YR 4.50% 11/18 #B10931	339,761	361,650
FHLG	15YR 5.50% 11/18 #B10916	410,938	439,391
FHLG	15YR 4.50% 10/18 #B12459	92,455	98,399
FHLG	15YR 4.50% 4/19 #B13051	84,610	90,266
FHLG	15YR 4.50% 6/19 #B14961	199,698	213,663
FHLG	5.50% 9/33 #A13845	129,837	142,060
FHLG	6.50% 4/34 #A21170	226,071	256,095
FHLG	15YR 2.50% 11/22 #J21160	9,962,674	10,409,582
FHLG	6.50% 9/23 #Z40030	5,482,965	6,116,057
FHLG	6.50% 5/24 #Z40034	6,034,892	6,738,584
FHLG	5.50% 5/34 #Z40042	2,163,871	2,372,313

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	6.50% 8/21 #C90473	622,959	694,131
FHLG	20YR 6.00% 2/22 #C90523	223,678	247,667
FHLG	20YR 6.00% 7/22 #C90562	180,223	200,392
FHLM ARM	2.98% 8/41 #1B8533	271,248	283,984
FHLM ARM	3.07% 9/41 #1B8608	161,414	169,229
FHLMC	5% 7/15/14	6,900,000	7,401,775
FHLMC	1.75% 9/10/15	1,630,000	1,688,777
FHLMC	0.75% 11/25/14	8,217,000	8,289,247
FHLMC	1.25% 08/01/19	4,800,000	4,798,390
FHLMC	1% 9/29/17	17,137,000	17,294,803
FHLMC	1.25% 10/02/19	1,065,000	1,060,177
FHLMC	.75% 1/12/18	3,580,000	3,550,542
FHR	192 I 9% 2/22	197,952	231,189
FHR	2344 ZJ 6.5 8/31	16,810	19,177
FHR	2420 MZ 6.5% 2/32	1,177,273	1,341,798
FHR	2399 OH 6.5 1/32	130,321	147,978
FHR	2425 OB 6 3/17	65,982	70,896
FHR	1584 L 6.5 9/23	192,476	215,944
FHR	1577 PK 6.5 9/23	77,752	86,902
FHR	June 5, 1617	153,040	171,979
FHR	1668 D 6.5 2/14	24,384	24,902
FHR	1837 Z 6.5 4/26	117,100	131,346
FHR	1835 D 6 4/26	133,844	149,275
FHR	2068 B 10% 11/22	29,481	34,092
FHR	2075 PH 6.5 8/28	107,896	123,324
FHR	2102 TC 6 12/13	38,834	39,540
FHR	2208 PG 7% 1/30	187,945	215,652
FHR	2262 Z 7.5% 10/30	85,461	100,350
FHR	2363 PF 6% 9/16	52,902	56,218
FHR	2356 GD 6% 9/16	41,678	44,580
FHR	2355 BP 6 9/16	56,378	60,200
FHR	3728 EA 3.5% 9/20	2,642,910	2,696,445
FHR	3763 QA 4% 4/34	403,025	433,127
FHR	3820 DA 4% 11/35	352,337	386,704
FHR	3943 EF 1ML+25 2/26	477,367	478,246
FHR	2012-4049 CA 3% 05/27	2,905,755	2,997,806
FHR	4046 LA 3% 11/2026	1,914,353	2,032,606
FHR	2474 NR 6.5 7/32	99,884	113,839
FHR	2484 LZ 6.5 7/32	181,289	206,816
FHR	2475 FB 1ML+100 2/32	768,553	784,668

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2481 FB 1ML+100 2/32	773,456	789,673
FHR	2527 TB 6% 11/32	47,328	53,686
FHR	2543 QT 5.5 4/22	8,443	8,481
FHR	2558 BD 5% 1/18	2,721,692	2,893,172
FHR	2590 BY 5% 3/18	3,275,133	3,484,763
FHR	2619 HR 3.5% 11/31	15,559	15,671
FHR	2628 QM 4.5% 11/31	2,830,096	2,883,185
FHR	2650 QN 4.5 1/33	172,231	182,251
FHR	2662 DG 5% 10/22	561,650	579,672
FHR	2672 NH 0 9/18	487,521	513,401
FHR	2708 DG 5.5% 7/32	8,941	9,017
FHR	2780 JG 4.5 4/19	31,843	32,606
FHR	2810 PD 6% 6/33	150,318	155,981
FHR	2836 PX 4% 5/18	528,257	539,111
FHR	2872 JG 4.5% 10/19	1,100,000	1,180,534
FHR	2866 XE 4% 12/18	1,033,295	1,065,497
FHR	2941 AJ 4.5 3/35	64,957	65,437
FHR	2971 KT 5.5% 5/33	1,469,876	1,509,513
FHR	3013 VJ 5% 1/14	174,426	178,140
FHR	3047 OB 5.5% 12/33	54,221	56,198
FHR	3086 PC 5.5% 5/32	834,379	852,474
FHR	3117 JF 1ML+30 2/36	333,116	333,847
FHR	3397 FC .8613% 12/37	5,235,107	5,283,485
FHR	3564 JA 4 1/18	458,427	480,160
FHR	3560 LA 2% 8/14	68,065	68,107
FHR	3573 LC 1.85% 8/14	236,337	237,625
FHR	3741 HD 3% 11/15/39	313,424	328,628
FHR	3636 KE 5% 12/36	326,051	334,588
FICO	5/11/2018	1,300,000	1,218,187
Fifth Third Ban	3.625% 1/25/16	1,150,000	1,228,402
Fiserv Inc Mtn	3.125% 10/01/15	1,700,000	1,782,229
FNBR	2007-B1 VA 5.5% 4/17	244,590	256,135
FNMA	6/1/2017	8,440,000	8,089,065
FNMA	4.625% 10/15/13	4,460,000	4,616,015
FNMA	0.75% 12/19/14	625,000	630,355
FNMA	0.5% 5/27/15	6,265,000	6,284,890
FNMA	0.5% 7/02/15	4,518,000	4,531,523
FNMA	0.875% 8/28/17	9,270,000	9,296,744
FNMA	.5% 9/28/15	30,076,000	30,153,233
FNMA	0.875% 12/20/17	1,622,000	1,622,901

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 6.50% 1/14 #100283	17,319	17,658
FNMA	20YR 6.50% 7/18 #251825	116,935	129,798
FNMA	20YR 6.50% 11/18 #252104	112,591	124,976
FNMA	15YR 6.00% 11/13 #252165	30,599	31,145
FNMA	20YR 6.50% 3/19 #252348	81,473	90,435
FNMA	15YR 5.50% 4/18 #254686	258,971	277,817
FNMA	20YR 5.00% 5/23 #254762	4,606,610	4,996,012
FNMA	20YR 5.50% 6/23 #254764	360,164	392,606
FNMA	5.50% 6/33 #254767	2,482,213	2,719,187
FNMA	20YR 6.00% 9/21 #253999	69,600	76,673
FNMA	6.50% 10/21 #254044	10,861	12,125
FNMA	20YR 6.50% 5/22 #254305	100,476	112,624
FNMA	15YR 7.00% 5/17 #254353	20,771	22,499
FNMA	20YR 6.00% 11/22 #254544	95,471	106,425
FNMA	20YR 5.50% 1/23 #254589	340,350	370,274
FNMA	20YR 5.00% 3/25 #255667	1,631,917	1,771,394
FNMA	20YR 5.50% 9/23 #254916	4,687,413	5,107,450
FNMA	15YR 4.00% 9/18 #254919	159,962	171,135
FNMA	15YR 4.50% 11/18 #254952	1,820,576	1,957,403
FNMA	15YR 4.50% 12/18 #255031	1,801,088	1,936,451
FNMA	5.00% 8/25 #255810	1,705,654	1,851,434
FNMA	6.00% 7/27 #256803	760,687	849,334
FNMA	6.00% 9/37 #256890	396,491	429,650
FNMA	20YR 6.00% 10/27 #256928	558,915	624,496
FNMA	20YR 6.00% 1/28 #257048	392,930	439,260
FNMA	6.00% 2/28 #257076	395,529	442,166
FNMA	5.50% 11/34 #310105	1,611,949	1,766,848
FNMA	15YR 6.50% 6/14 #323794	17,810	18,245
FNMA	15YR 6.00% 1/13 #416704	3,800	3,798
FNMA	15YR 6.50% 5/13 #420033	5,178	5,220
FNMA	15YR 6.00% 11/13 #445344	50,088	50,982
FNMA	15YR 6.00% 11/13 #449782	40,951	41,759
FNMA	20YR 6.00% 12/18 #456110	241,637	263,507
FNMA	7-YR 3.18% 12/17 #466897	1,000,000	1,088,499
FNMA	7-YR 2.24% 8/19 #471863	994,223	1,030,633
FNMA	15YR 6.50% 8/14 #506702	131,159	135,698
FNMA	15YR 6.50% 12/14 #535063	66,054	68,341
FNMA	15YR 8.00% 9/15 #535460	28,802	30,464
FNMA	6.50% 2/20 #535834	148,178	164,478
FNMA	20YR 6.50% 12/21 #545419	3,831	4,276

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	6.50% 7/32 #545759	64,130	72,565
FNMA	6.50% 7/32 #545762	32,169	36,400
FNMA	15YR 6.00% 3/18 #555390	49,885	54,011
FNMA	15YR 6.50% 6/15 #555720	5,084	5,208
FNMA	15YR 6.00% 6/16 #583745	13,338	14,195
FNMA	15YR 5.50% 12/16 #611007	18,869	20,242
FNMA	15YR 5.50% 10/16 #612660	56,322	60,421
FNMA	15YR 6.50% 3/17 #627139	24,807	26,728
FNMA	15YR 5.50% 2/17 #634197	258,118	276,902
FNMA	15YR 7.00% 3/17 #636917	26,872	29,175
FNMA	15YR 5.50% 3/17 #638411	20,876	22,395
FNMA	15YR 7.00% 5/17 #638774	83,352	90,719
FNMA	20YR 4.50% 5/26 #AH0473	328,416	354,984
FNMA	4.00% 11/41 #TBA	1,000,000	1,072,300
FNMA	6.00% 12/32 #AL0045	535,453	592,130
FNMA	15YR 5.50% 9/23 #AL0229	1,092,038	1,181,406
FNMA	15YR 5.50% 5/21 #AL0230	1,226,014	1,315,235
FNMA	5.50% 1/38 #AL0662	953,231	1,042,745
FNMA	15YR 3.50% 5/27 #AL1741	804,265	864,396
FNMA	15YR 3.50% 5/27 #AL1742	598,235	639,971
FNMA	15YR 3.50% 3/27 #AL1746	1,282,396	1,384,286
FNMA	15YR 3.50% 5/27 #AL1751	297,939	320,215
FNMA	15YR 3.50% 1/26 #AL1168	319,057	343,510
FNMA	20YR 6.00% #AL1318	1,472,350	1,642,092
FNMA	15YR 6.00% 5/17 #644987	60,724	65,441
FNMA	6.00% 9/19 #660716	135,024	142,340
FNMA	6.00% 4/25 #660719	171,840	186,012
FNMA	15YR 5.50% 9/17 #665775	45,352	48,653
FNMA	15YR 5.00% 3/18 #667792	106,147	114,879
FNMA	15YR 7.00% 7/17 #667070	126,654	138,675
FNMA	15YR 6.00% 11/17 #668811	23,172	25,090
FNMA	15YR 5.50% 11/17 #670452	167,234	179,404
FNMA	15YR 5.50% 1/18 #680143	22,548	24,189
FNMA	15YR 5.50% 2/18 #681383	194,903	209,087
FNMA	1% 9/23/13	6,025,000	6,059,897
FNMA	1.625% 10/26/15	5,915,000	6,115,388
FNMA	15YR 4.00% 7/18 #682424	66,693	71,351
FNMA	15YR 4.00% 9/18 #682450	34,432	36,837
FNMA	8.00% 6/27 #695533	16,695	19,709
FNMA	6.00% 3/33 #695584	17,615	19,542

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 5/18 #697602	151,554	162,944
FNMA	15YR 3.50% 4/19 #698023	116,881	123,939
FNMA	15YR 4.50% 5/18 #707297	437,177	470,034
FNMA	15YR 5.00% 5/18 #707298	859,731	930,458
FNMA	15YR 4.00% 6/18 #708802	119,079	127,395
FNMA	15YR 5.00% 6/18 #709848	159,077	172,163
FNMA	15YR 5.00% 6/18 #709877	107,726	116,588
FNMA	15YR 4.50% 6/18 #710238	80,911	86,992
FNMA	15YR 4.50% 7/18 #720393	160,780	172,864
FNMA	15YR 4.50% 5/19 #725445	68,408	73,549
FNMA	15YR 4.50% 4/19 #725352	519,794	558,860
FNMA	15YR 5.50% 4/19 #725528	155,084	166,370
FNMA	7.00% 11/32 #725502	68,316	78,422
FNMA	15YR 5.50% 9/19 #725793	30,807	33,049
FNMA	15YR 5.50% 9/19 #725796	39,483	42,467
FNMA	15YR 4.00% 7/18 #726128	72,760	77,842
FNMA	15YR 4.50% 8/18 #727466	111,307	119,672
FNMA	15YR 4.00% 8/18 #728852	17,903	19,153
FNMA	15YR 4.50% 8/18 #733772	290,120	311,925
FNMA	15YR 4.50% 12/19 #735290	107,315	115,380
FNMA	10YR 4.50% 11/14 #735023	28,277	30,402
FNMA	6.50% 11/22 #735137	296,454	329,064
FNMA	6.50% 12/32 #735415	32,218	36,452
FNMA	15YR 5.50% 3/20 #735521	58,856	63,139
FNMA	15YR 4.00% 12/18 #735522	545,149	583,224
FNMA	15YR 4.50% 10/20 #735926	22,635	24,353
FNMA	15YR 5.00% 11/18 #740462	75,817	82,054
FNMA	15YR 4.50% 3/19 #742078	247,456	266,054
FNMA	15YR 4.50% 6/19 #745278	267,019	287,087
FNMA	6.50% 7/35 #745092	32,797	37,104
FNMA	20YR 6.00% 4/24 #745407	206,147	230,008
FNMA	15YR 5.00% 11/18 #749596	249,655	270,193
FNMA	6.00% 9/33 #752786	39,207	44,218
FNMA	15YR 4.50% 3/19 #758528	208,929	224,631
FNMA	15YR 5.00% 4/19 #761326	182,611	197,633
FNMA	15YR 4.00% 6/19 #773153	160,785	172,014
FNMA	15YR 4.00% 7/19 #773445	383,689	410,488
FNMA	15YR 4.00% 3/19 #773886	242,176	259,091
FNMA	15YR 4.50% 4/19 #774267	79,837	85,837
FNMA	15YR 4.50% 4/19 #775768	172,237	185,181

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 5/19 #780233	525,277	564,755
FNMA	15YR 4.50% 7/19 #788390	16,955	18,230
FNMA	15YR 5.50% 10/19 #795064	38,915	41,956
FNMA	15YR 4.50% 10/19 #796680	476,399	512,204
FNMA	15YR 5.00% 12/19 #803919	314,731	340,623
FNMA	15YR 4.50% 2/20 #809744	12,505	13,445
FNMA	15YR 4.50% 11/20 #813915	23,423	25,213
FNMA	15YR 4.50% 10/20 #836381	60,796	65,441
FNMA	15YR 7.00% 9/19 #842257	240,851	279,890
FNMA	15YR 4.50% 7/21 #845515	13,741	14,800
FNMA	15YR 4.50% 1/21 #852735	2,410	2,594
FNMA	6.50% 5/36 #884018	256,047	285,206
FNMA	20YRS 6.00% 4/27 #888281	4,270,946	4,761,738
FNMA	7.00% 4/37 #888366	317,744	363,675
FNMA	6.50% 8/36 #888034	46,092	52,145
FNMA	15YR 5.00% 12/21 #888436	920,781	996,540
FNMA	4.50% 6/37 #888485	533,286	575,511
FNMA	6.50% 8/36 #888544	176,386	199,685
FNMA	15YR 4.50% 7/20 #888653	124,373	133,720
FNMA	15YR 5.00% 12/18 #888681	668,678	723,687
FNMA	15YR 4.50% 12/18 #888889	772,929	831,019
FNMA	7.50% 11/37 #888892	557,410	653,119
FNMA	15YR 6.50% 1/23 #889111	748,549	829,239
FNMA	5.50% 3/37 #889139	568,035	616,229
FNMA	15YR 4.50% 3/21 #890081	929,302	999,144
FNMA	15YR 4.50% 11/19 #889395	8,675	9,327
FNMA	15YR 6.00% 2/23 #889634	1,230,954	1,378,341
FNMA	5.50% 2/37 #904918	404,099	435,607
FNMA	7.00% 12/36 #907742	78,652	88,349
FNMA	4.50% 8/20 #923799	178,182	187,247
FNMA	20 YR 5.50% 1/24 #925847	883,804	961,768
FNMA	20YR 6% 11/27#928866	921,020	1,029,658
FNMA	15YR 4.50% 7/21 #932885	785,721	844,863
FNMA	15YR 6.00% 6/22 #944357	401,093	448,926
FNMA	20YR 5.50% 7/27 #986156	735,881	804,558
FNMA	7.50% 11/38 #995504	399,465	465,199
FNMA	5.50% 2/38 #995049	588,062	641,263
FNMA	15YR 4.50% 12/20 #995320	2,296,898	2,469,524
FNMA	15YR 5.00% 12/20 #995324	1,441,534	1,564,692
FNMA	15YR 6.00% 1/24 #995425	727,399	813,926

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 12/20 #995465	372,601	401,070
FNMA	15YR 6.50% 2/24 #995658	183,555	204,210
FNMA	8.00% 11/37 #995783	94,692	108,548
FNMA	20 YR 5.00% 1/25 #995884	3,966,976	4,304,788
FNMA	20YR 5.00% 12/29 #MA0268	355,583	387,418
FNMA	10YR 2.50% 9/22 #MA1168	9,930,434	10,394,904
FNMA	20YR 5.% 8/26 #AD0787	11,746,480	12,746,765
FNMA	10YR 6.50% 12/37 #AD0070	590,142	647,681
FNMA	5.50% 9/38 #AD0198	686,216	748,297
FNMA	15YR 5.00% 9/22 #AD0285	1,017,352	1,105,178
FNMA	6.50% 9/28 #AD0329	368,504	409,270
FNMA	6.50% 12/35 #AD0723	186,202	210,625
FNMA	20YR 5.50% 4/29 #AD0912	645,650	701,237
FNMA	15YR 5.50% 3/24 #AE0467	281,593	303,229
FNMA	15YR 6.00% 3/24 #AE0745	527,883	591,087
FNMA	6.50% 8/36 #AE0746	147,975	167,498
FNMA	15YR 4.00% 7/19 #AE0968	1,487,316	1,591,195
FNMA	3.50% 12/42 #TBA	(1,000,000)	(1,066,953)
FNMA Arm	2.69% 9/41 #AH5260	414,403	433,707
FNMA Arm	3.01% 8/41 #AI4358	128,246	133,727
FNMA Arm	3.37% 9/41 #AI8935	141,014	148,772
FNR	1992-205 Z 7 11/22	186,827	211,028
FNR	G93-3 K 7% 2/23	70,837	81,113
FNR	1993-250 Z 7 12/23	248,164	258,989
FNR	1994-40 Z 6.5 3/24	398,218	444,201
FNR	1997-46 PL 6% 7/27	542,840	614,193
FNR	2001-7 PF 7% 3/31	10,234	11,777
FNR	99-8 QD 6% 3/14	35,736	36,519
FNR	2011-88 AB 2.5% 9/26	334,108	344,337
FNR	2012-15 FP 1ML+38 6/40	791,252	794,511
FNR	2012-94 E 3% 6/22	1,096,596	1,151,733
FNR	2001-44 PD 7% 9/31	27,213	31,353
FNR	2001-71 MB 6 12/16	127,658	135,892
FNR	02-58 HC 5.5% 9/17	116,447	122,973
FNR	2002-56 MC 5.5% 9/17	39,281	41,551
FNR	2003-32 UN 4% 1/33	5,073,506	5,237,520
FNR	03-66 PA 3.5 2/33	1,265,678	1,320,033
FNR	2003-68 QP 3 7/22	10,122	10,172
FNR	2003-57 NK 5 6/18	45,919	49,205
FNR	2003-80 VC 5 4/16	235,832	239,286

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNR	2003-74 PG 4.5% 8/18	215,052	229,205
FNR	2004-2 QL 4% 2/19	2,255,000	2,391,570
FNR	2004-23 VB 4.5% 5/27	6,111,907	6,181,587
FNR	04-33 MW 4.5% 1/30	121,369	124,980
FNR	2004-70 JA 4.5 10/19	22,393	22,787
FNR	2004-82 HJ 5.5% 9/32	1,787,894	1,860,812
FNR	2004-89 DF 1ML+25 4/23	382,485	382,549
FNR	2004-95 AN 5.5% 1/25	185,006	192,601
FNR	2004-91 AR 5.50% 4/33	4,579,668	5,044,787
FNR	2005-21 BK 4.75% 7/23	384,997	387,521
FNR	2005-90 FC 1ML+25 10/35	288,464	288,705
FNR	2005-106 UF 1ML+30 11/35	280,791	281,544
FNR	2005-110 GJ 5.5 11/30	185,688	189,100
FNR	2006-46 PE 5.5% 11/32	313,837	315,521
FNR	2006-41 MC 5.5% 7/35	431,189	457,242
FNR	2006-90 BE 6% 4/35	1,000,000	1,078,092
FNR	2006-109 HA 4.5% 5/24	89,903	89,855
FNR	2006-113 NC 5.5% 3/33	979,181	996,828
FNR	2007-109 VA 5% 11/18	602,017	647,023
FNR	2007-114 A6 1ML+20 10/37	800,000	795,783
FNR	2007-77 MH 6 12/36	821,631	867,037
FNR	2008-29 BG 4.7% 12/35	193,344	204,872
FNR	2008-29 CA 4.5% 9/35	4,678,107	4,898,942
FNR	2009-10 AB 3/24	210,758	225,416
FNR	2011-5 PA 4% 10/25	151,480	154,462
FNR	2011-23 AB 2.75% 6/25/20	244,380	252,728
FNR	2011-40 DK 4% 11/25/37	4,672,258	4,793,353
FNR	2010-12 AY 4% 10/23	819,256	837,182
FNR	2010-123 DL 3.5% 11/25	307,107	321,679
FNR	2010-135 DE 2.25% 4/24	409,941	416,978
FNR	2010-143 B 3.5% 12/25	476,378	503,467
FNW	2003-W4 2A 6.5% 10/42	25,840	30,076
FNW	2004-W1 1A6 5.04% 11/43	782,456	824,069
Ford	2 11-B ABS 1.05% 10/15/14	700,000	703,466
Ford Mtr Cr Llc	4.25% 9/20/22	1,475,000	1,557,902
Fordl	2011-A A3 1% 7/14	790,000	791,604
Fordl	2012-A A3 0.85% 1/15	280,000	281,238
Fordl	2012-B A2 0.54% 11/14	200,000	200,114
Fordl	2012-B A3 0.57% 9/15	490,000	490,399
Fordo	2011-B A3 .84% 6/15	1,943,278	1,948,254

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fordo	2012-B A3 0.72% 12/15/16	2,050,000	2,056,870
Fordo	2012-D A2 0.4% 9/15	305,000	304,948
Fordo	2012-D A3 0.51% 4/17	510,000	509,832
Fpl Group	7.875% 12/15	80,000	95,447
Fpl Group Captl	5.35% 6/15/13	100,000	102,054
France Telecom	2.125% 9/16/15	214,000	220,090
FSPC	T-5 A5 CSTR 6/28	531,312	539,288
FSPC	T-9 A5 7.05% 3/29	273,496	309,726
FSPC	T-54 2A 6% 2/43	127,421	145,590
FSPC	T-54 3A 7% 2/43	58,769	69,578
G2SF	12-149 LF 1ML+25 12/42	570,000	570,623
GCCFC	2007-GG9 A2 5.381% 3/39	200,007	206,404
GCCFC	2005-GG3 A3 4.569% 8/42	1,041,087	1,048,950
GCCFC	2005-GG3 A4 CSTR 8/42	3,495,000	3,725,171
GE Cap	5.3% 2/11/21	1,640,000	1,901,895
GE Cap Corp	2.25% 11/9/15	4,285,000	4,424,820
GE Cap Corp	2.9% 1/09/17	1,000,000	1,057,021
GE Cap Corp	3.15% 9/07/22	1,130,000	1,153,171
GE Cap Corp	1.6% 11/20/17	250,000	250,069
GE Cap Mtn	2.8% 1/08/13	485,000	485,138
Gecap	5.625% 5/01/18	1,000,000	1,187,088
Gecap Med	4.75% 9/15/14	520,000	555,147
Gecap Mtn	5.65% 6/09/14	650,000	694,537
GECMC	2006-C1 A4 CSTR 3/44	3,580,000	4,015,836
GE-CORP	.85% 10/09/15	1,015,000	1,018,495
GEMNT	2012-1 A 1.03% 1/18	830,000	838,513
GEMNT	2012-5 A 0.97% 6/15/18	2,600,000	2,623,742
Gen Elec Cap Crp	5.5% 6/4/14	4,300,000	4,590,289
Gen Elec Cap Mtn	5.4% 9/20/13	480,000	497,076
General Elec	2.95% 5/09/16	902,000	949,895
General Elec Cap	4.625% 1/7/21	390,000	441,956
General Elec Cap	4.65% 10/17/21	160,000	182,379
General Elec Cap	2.3% 4/27/17	1,330,000	1,378,598
General Elec Cap	1% 12/11/15	2,635,000	2,645,374
General Elec Mtn	3.35% 10/17/16	859,000	921,776
Gilead Sciences	3.05% 12/01/16	2,250,000	2,409,095
Glaxosmithkli Cap	2.85% 5/22	860,000	892,216
GMACC	2004-C2 A4 5.301% 8/38	420,000	445,397
GMACC	2003-C2 A2 CSTR 5/40	2,494,405	2,530,900
GNII II	6.50% 9/29 #002808	415,993	473,203

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNII II	5.50% 7/38 #004187	288,938	309,480
GNII II	6.00% 11/38 #004285	310,278	338,446
GNMA	15YR 6.50% 5/17 #569432	127,943	136,913
GNMA	20YR 6.50% 4/23 #593677	23,280	26,268
GNMA	7.00% 8/28 #416611	31,837	36,737
GNMA	7.00% 8/28 #458917	7,794	8,987
GNMA	7.00% 7/28 #462643	140,746	162,605
GNMA	7.00% 2/28 #462548	2,342	2,698
GNMA	7.00% 10/28 #481353	119,834	138,576
GNMA	4.50% 3/41 #738108	3,925,504	4,372,184
GNMA	15YR 7.00% 2/15 #515099	9,326	9,766
GNMA	6.50% 1/23 #530795	275,242	310,561
GNMA	7.00% 5/32 #552576	23,124	26,915
GNMA	8.00% 11/29 #186997	8,395	9,910
GNMA	15YR 4.50% 12/18 #781681	527,403	564,654
GNMA	15YR 8.00% 1/16 #781570	8,778	9,274
GNMA	15YR 6.50% 6/20 #641437	100,650	111,211
GNR	2002-40 UK 6.5 6/32	180,204	208,060
GNR	2002-54 GB 6.5 8/32	90,942	104,383
GNR	2002-33 ZD 6% 5/32	1,050,770	1,184,267
GNR	2004-109 WE 5% 5/33	802,000	831,045
GNR	2009-45 PB 4.5% 7/33	500,000	514,499
GNR	2008-47 PC 5% 11/16/37	4,296,650	4,653,080
GNR	2009-93 PB 3% 12/38	494,093	514,894
GNR	2009-127 PL 4.25% 10/38	2,016,377	2,156,342
GNR	2010-47 CN 4.5% 8/38	1,618,275	1,712,107
GNR	2010-99 PT 3.5% 8/33	223,712	230,678
GNR	2010-73 CB 4.40% 8/35	4,291,717	4,556,038
GNR	2010-73 GA 4.5% 9/36	3,834,015	4,093,952
GNR	2010-68 LA 4.5% 3/38	4,269,342	4,624,977
GNR	2010-112 PM 3.25% 9/33	190,766	195,977
GNR	2010-120 FB 1ML+30 9/35	480,101	480,633
GNR	2010-162 PQ 4.5% 06/39	1,559,806	1,656,094
GNR	2012-149 MF 1ML+25 12/42	1,370,000	1,371,713
GNR	2012-113 FJ 1ML+25 1/42	792,539	794,762
GNR	2000-14 PD 7 2/30	90,650	105,066
GNR	2000-9 ZJ 8.5 2/30	148,995	176,677
Goldman Sac Grp	3.625% 2/07/16	2,730,000	2,889,091
Goldman Sach Glb	5.25% 10/15/13	1,427,000	1,476,962
Goldman Sach Grp	3.3% 5/03/15	300,000	312,656

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Goldman Sach Mtn	1.6% 11/23/15	1,500,000	1,510,413
Goldman Sach Mtn	6.25% 9/1/17	1,385,000	1,633,231
Goldman Sachs	5.5 GLB 11/15/14	365,000	393,520
Goldman Sachs	4.75% 7/15/13	100,000	102,097
Goldman Sachs	5.35% 1/15/16	3,310,000	3,658,030
Goldman Sachs	5.625% 1/15/17	1,200,000	1,316,230
Goldman Sachs	5.95% 1/18/18	1,120,000	1,302,875
Goldman Sachs Glb	7.5% 2/15/19	200,000	251,472
Goldman Sachs Glb	5.15% 1/15/14	400,000	417,162
Goldman Sachs Gp	5.75% 1/24/22	1,580,000	1,866,004
Goldman Sachs Mtn	3.7% 8/1/15	1,106,000	1,167,175
GSINC	5.25% 7/27/21	2,420,000	2,756,036
GSMS	2011-GC5 A1 CSTR 8/44	304,630	308,496
GSMS	2012-GC6 A1 1.282% 1/45	134,560	135,851
GSMS	04-GG2 A6 CSTR 8/38	770,000	813,622
GSMS	2006-GG6 A2 5.506% 4/38	300,435	309,954
GSMS	2006-GG8 A2 5.479% 11/39	167,341	170,112
GSMS	2006-GG8 A4 CSTR 11/39	2,300,000	2,652,533
Harley David	2.7% 3/15/17 144A	350,000	361,619
Harot	2011-3 A3 .88% 9/15	3,950,000	3,970,765
Harot	2010-1 A4 1.98% 5/23/16	242,512	243,464
Harot	2010-3 A3 .7% 4/14	384,758	385,093
Harot	2012-2 A3 0.7% 2/16	530,000	532,870
Harot	2011-1 A4 1.8% 4/17	230,000	233,917
Harot	2012-1 A3 0.77% 1/16	1,436,000	1,442,733
Harot	2012-1 A4 0.97% 4/18	131,000	132,239
Harot	2011-2 A3 0.94% 3/15	466,872	468,595
Hart	2011-A A3 1.44% 4/15	233,536	234,442
Hart	2012-A A3 .72% 3/16	242,000	242,834
Hart	2012-B A3 .62% 9/16	600,000	601,658
Hart	2011-C A3 .83% 12/15	3,320,000	3,335,126
Hart	09-A A4 3.15% 3/16	57,436	58,359
Hartford Finl Svcs	5.125% 4/22	570,000	657,002
Hcp Inc Mtn	2.7% 2/1/14	500,000	508,974
Heathrow Fdg Ltd	2.5 6/15 144A	1,260,000	1,301,308
Heineken Nv	1.4% 10/1/17 144A	220,000	219,256
Hess Corp	8.125% 2/15/19	900,000	1,183,659
Hewlett Packard	6.125% 3/01/14	325,000	341,646
Hewlett Packard	4.75% 6/02/14	100,000	104,240
Hewlett Packard Co	1.25% 9/13	418,000	417,995

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Hewlett-Packard	2.625% 12/9/14	440,000	445,178
Hewlett-Packard Co	3% 9/16	1,660,000	1,670,154
Hewlett-Packard Co	2.6% 9/17	1,090,000	1,061,458
Household Glbl	4.75% 7/15/13	400,000	408,352
HPQ	6% 8/01/13	230,000	235,792
HSBC Bank	3.1% 5/24/16 144A	3,580,000	3,784,049
HSBC Fin Corp Glb	5.25% 1/15/14	350,000	364,878
HSBC Finance Co	5% 6/30/15	400,000	433,560
HSBC Finance Corp Frn	1/15/2014	3,400,000	3,389,623
HSBC Hldngs Plc	4.875% 1/22	675,000	782,568
HSBC Holdings Plc	5.1% 4/05/21	360,000	424,707
HSBC USA Inc	2.375% 2/13/15	440,000	452,568
HSBC USA Inc	1.625% 1/16/18	377,000	377,197
Hunt	2012-1 A3 0.81% 9/16	500,000	502,714
Hunt	2012-2 A2 0.38% 9/15	371,000	371,233
IL Sales Tax	1.56% 06/15/17	2,150,000	2,163,545
Ing Bank Nv	2% 10/18/13 144A	1,970,000	1,978,101
Intel Corp	1.35% 12/15/17	230,000	229,846
Intl Paper Co	4.75% 2/15/22	2,250,000	2,543,344
John Deere Cap	2.25% 6/07/16	2,850,000	2,981,057
John Deere Cap	3.9% 7/12/21	500,000	557,100
John Deere Cap Mtn	4.5% 4/3/13	80,000	80,843
John Deere Cap Mtn	3.15% 10/21	850,000	895,368
JPMC Co	4.25% 10/15/20	2,050,000	2,277,726
JPMC Co	4.625% 5/10/21	1,400,000	1,594,667
JPMC Co Mtn	4.65% 6/14	1,488,000	1,567,764
JPMC Co Mtn	3.7% 1/20/15	750,000	789,615
JPMCC	03-CB7 A4 CSTR 1/38	160,936	165,200
JPMCC	2003-C1 A2 4.985% 1/37	42,263	42,264
JPMCC	03-PM1A A4 CSTR 8/40	250,000	253,025
JPMCC	2005-LDP4 ASB CSTR 10/42	1,337,101	1,387,140
JPMCC	2005-LDP5 A2 5.198% 12/44	201,745	203,512
JPMCC	05-LDP5 A4 5.1792% 12/44	3,500,000	3,900,189
JPMCC	06-CB14 A4 CSTR 12/44	3,000,000	3,371,499
JPMCC	2007-LDPX A2S 5.305% 1/49	109,488	110,004
JPMCC	2007-LD11 A2 CSTR 6/49	221,809	228,779
JPMCC	2012-C6 A2 2.2058% 5/45	420,000	438,472
JPMorgan Chase	1.1% 10/15/15	430,000	429,951
JPMorgan Chase	4.95% 3/25/20	650,000	753,284
JPMorgan Chase	3.15% 7/05/16	1,425,000	1,509,314

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
JPmorgan Chase & Co	2% 8/15/17	430,000	439,088
JPmorgan Chase Co	3.4% 6/24/15	1,712,000	1,806,258
Kellogg Mtn	4.25% 3/06/13	200,000	201,326
Keycorp Mtn	6.5% 5/14/13	245,000	250,259
Keycorp Mtn	5.1% 3/24/21	435,000	506,293
KFW	2.375% 8/25/21	565,000	587,973
Kinder Morgan En	3.95% 9/1/22	1,210,000	1,292,372
Kraft Foods Gp	3.5% 6/6/22 144A	980,000	1,044,841
Kraft Foods Gr	5.375% 2/20 144A	523,000	627,440
Kraft Foods Inc	6.75% 2/19/14	95,000	101,387
La Ca Usd Taxm	5.75% 7/01/34	1,300,000	1,558,622
Laboratory Corp	3.75% 8/23/22	140,000	148,301
LBUBS	2006-C6 A4 5.372% 9/39	150,000	172,434
LBUBS	2005-C1 A4 4.74% 2/30	4,025,000	4,302,572
LBUBS	2005-C5 A4 4.954% 9/30	3,000,000	3,277,161
LBUBS	2003-C3 A4 4.166% 5/32	89,126	89,527
LBUBS	2004-C8 4.799% 12/29	3,024,501	3,189,742
LBUBS	03-C8 A4 CSTR 11/33	1,800,000	1,840,734
LBUBS	2005-C7 A4 5.197% 11/30	2,000,000	2,210,238
LBUBS	2006-C1 A4 5.156 2/31	2,300,000	2,567,649
LBUBS	2007-C6 A2 5.845% 7/40	124,334	127,350
Lbubs 04-C2 A4	4/3/367	213,000	220,571
Liberty Mut	5.75% 3/15/14 144A	750,000	785,440
Liberty Mutual	5% 6/1/21 144A	390,000	418,762
Liberty Mutual	4.95% 5/22 144A	930,000	1,012,527
Liberty Prop Lp	5.65% 8/15/14	1,000,000	1,068,501
Lincoln Nationa	4.2% 3/15/22	515,000	551,921
Lincoln National	6.25% 2/15/20	1,350,000	1,613,944
Lloyds Tsb(Ungt	6.375% 1/21/21	1,800,000	2,215,647
Lockheed Martin	2.125% 9/15/16	485,000	502,364
Lorillard Tobacco	2.3% 8/21/17	525,000	530,674
Lorillard Tobc Co	3.5% 8/04/16	355,000	375,559
Mack Cali Rlty Lp	2.5% 12/15/17	400,000	404,136
Mack-Cali Realty	4.6% 6/15/13	1,000,000	1,015,170
Macys Retail	3.875% 1/15/22	270,000	287,484
Manuf & Traders	6/12/625	130,000	157,192
Markel Corp	7.125% 9/30/19	1,300,000	1,564,277
Marriott Intl	3% 3/01/19	2,440,000	2,509,362
Massmutual Glb	3.125% 4/16 144A	1,090,000	1,155,585
Massmutual Glbl	2% 4/5/17 144A	1,190,000	1,220,862

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
MBALT	2012-A A3 1.14% 11/14	440,000	441,782
MBART	2011-1 A3 0.85% 3/15	2,567,385	2,573,444
Mckesson Corp	0.95% 12/04/15	83,000	83,110
Mckesson Corp	4.75% 3/1/21	425,000	493,144
Merrill Lyn	6.875% 4/25/18	1,900,000	2,289,527
Merrill Lyn Co	6.4% 8/28/17	212,000	248,881
Merrill Lyn Co	5.45% 2/05/13	1,760,000	1,767,642
Merrill Lyn Co	6.15% 4/25/13	605,000	614,714
Merrill Lynch	5% 2/3/14	500,000	520,324
Merrill Lynch	5.45% 7/15/14	960,000	1,017,248
Merrill Lynch Co	5% 1/15/15	295,000	315,131
Met Life Gbl Fd	1.7% 6/15 144A	1,290,000	1,316,817
Met Life Glb Fn	7.717% 2/15/19	2,500,000	3,275,183
Met Life Glbl	2.5 9/29/15 144A	1,500,000	1,564,610
Met Life Glbl	3.875% 4/22 144A	107,000	116,241
Met Life Glbl Fd	2% 1/9/15 144	2,000,000	2,053,966
Metlife Inc	6.75% 6/1/16	260,000	307,853
Metlife Inc Step	12/15/2017	184,000	186,826
Metlife Instl	1.625 4/15 144A	3,530,000	3,596,226
Metropolitan Mtn	2.5 1/13 144A	285,000	285,130
Mexico Gov Glb	6/1/375	100,000	100,150
Microsoft Corp	.875% 11/15/17	1,162,000	1,155,443
Miller Brewing	5.5% 8/13 144A	610,000	627,182
Mizuho Corp Bk	1.55% 10/17 144A	640,000	640,406
MLCFC	2007-7 ASB 5.745% 6/50	1,589,983	1,662,886
MLCFC	2006-2 A4 CSTR 6/46	3,000,000	3,455,490
MLCFC	2006-3 A4 CSTR 7/46	1,580,000	1,816,387
MLMT	05-CIP1 A4 5.047% 7/38	3,100,000	3,419,266
MLMT	2005-CKI1 A6 CSTR 11/37	2,490,000	2,767,545
MLMT	05-LC1 AM CSTR 1/44	1,000,000	1,105,069
Mondelez Intl Inc	5.375% 2/20	477,000	575,376
Morgan Stanley	5.45% 1/09/17	450,000	497,817
Morgan Stanley	5.375% 10/15/15	300,000	326,129
Morgan Stanley	5.75% 1/25/21	3,070,000	3,502,833
Morgan Stanley	5.5% 7/28/21	965,000	1,094,572
Morgan Stanley	6% 5/13/14	2,690,000	2,848,629
Morgan Stanley	4.1% 1/26/15	1,761,000	1,835,242
Morgan Stanley	4.75% 3/22/17	3,265,000	3,560,891
Morgan Stanley Frn	5/14/2013	1,500,000	1,510,286
Morgan Stanley Glb	6% 4/28/15	2,100,000	2,287,188

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
MSBAM	2012-C5 A1 .916% 8/45	413,368	415,569
MSBAM	2012-C5 A2 1.972% 8/45	710,000	736,145
MSC	2005-HQ7 A4 CSTR 11/42	3,000,000	3,313,590
MSC	2006-HQ8 A4 CSTR 3/44	1,290,000	1,442,401
MSC	2005-HQ5 A4 1/42	3,740,000	4,010,047
MSC	03-IQ4 A2 4.07% 5/40	68,000	68,236
MSC	03-T11 A4 5.15% 6/41	157,956	160,050
MSC	2007-HQ11 A31 CSTR 2/44	2,250,000	2,353,028
MSC	2011-C3 A3 4.054% 7/49	107,000	120,727
Mstdw	5.55% 4/27/17	1,045,000	1,158,165
MSTDW Mtn	6.25% 8/28/17	915,000	1,046,922
Nabors Ind Mtn	6.15% 2/15/18	925,000	1,087,449
Nalt	2010-B A3 1% 12/15/13	207,397	207,543
Nalt	2010-B A4 1.27% 10/16	200,000	200,577
Nalt	2 11-A ABS 1.04% 8/15/14	400,000	401,262
Nalt	2011-B A3 0.92% 2/15	330,000	331,329
Nalt	2012-B A2A 0.45% 6/15	226,000	225,952
Napa Valley Usd	6.507% 8/1/43	1,200,000	1,584,888
Narot	2011-B A3 0.87% 2/16	2,120,000	2,134,843
Narot	2012-A A4 1% 7/18	193,000	195,210
Narot	2011-A A3 1.18% 2/15	370,000	371,706
National Austr	2.75% 3/09/17	250,000	262,893
National Austr	1.6% 8/07/15	930,000	943,897
National Austr Ny Br	2% 3/9/15	450,000	460,735
National Bk Can	1.45% 11/7/17	2,105,000	2,101,253
National Oilwel	2.6% 12/01/22	865,000	876,099
Nationwide Mtn	4.65% 2/15 144A	2,745,000	2,902,590
Natl Aust Bk	2.5% 1/08/13 144A	400,000	400,100
Natl Aust Bk	3.75% 3/02/15 144A	2,595,000	2,748,284
Natl Rural	4.75% 3/1/14	300,000	314,414
Nbcuniversal Med	3.65% 4/30/15	1,080,000	1,148,844
Nbcuniversal Media	2.875% 1/23	725,000	727,202
NCUA Gtd Nts Ma	1.4% 6/12/15	620,000	633,719
Ndass	3.125 03/17 SNR	1,320,000	1,405,157
New York Life	3% 5/4/15 144A	150,000	157,607
New York Life	1.3% 10/17 144A	1,070,000	1,073,794
Newmont Mining	3.5% 3/15/22	1,275,000	1,313,579
News Amer Inc	6.9% 3/1/19	925,000	1,158,425
Nippon Teleg&Telep	1.4%7/18/17	1,752,000	1,772,570
Nissan	12-A A3 ABS 0.73% 5/16	103,000	103,450

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Noble Enrgy Inc	4.15% 12/15/21	1,605,000	1,769,999
Noble Hldg Intl	2.5% 3/15/17	325,000	335,305
Nordea Bk Ag	1.75% 10/4/13 144A	3,510,000	3,542,969
Nordea Bk Ag	2.25% 3/15 144A	2,065,000	2,115,254
Nordstrom	4% 10/15/21	200,000	222,762
Norfolks South	3.25% 12/01/21	110,000	114,992
Novartis Cap Co	2.9% 4/24/15	1,040,000	1,093,233
Novartis Cap Crp	2.4% 9/21/22	715,000	716,063
NSLC	04-2A A4 @LIBUS3+14 8/19	1,774,186	1,770,872
NY Life	5.375% 9/15/3 144A	250,000	258,220
NY Life Gbl	2.45% 7/14/16 144A	2,000,000	2,095,088
NYSE Euronext	2% 10/05/17	950,000	965,400
Oneok Partners	3.375% 10/01/22	1,145,000	1,165,457
Oneok Partners Lp	2% 10/01/17	1,310,000	1,320,413
Ontario Mtn	2.95% 2/5/15	450,000	472,942
Ontario Prov	1.875% 9/15/15	2,600,000	2,690,516
Ontario Prov	.95% 5/26/15	250,000	253,213
Oracle Corp	5.25% 1/15/16	250,000	282,838
Penske Trk Ls	3.125% 5/15 144A	570,000	581,594
Penske Truck	2.5% 3/15/16 144A	1,060,000	1,062,596
Penske Truck Ls	2.5% 7/14 144A	225,000	227,351
People'S United	3.65% 12/06/22	995,000	999,043
Philip Morris	1.125% 8/21/17	210,000	209,254
Philip Mors Int	2.5% 8/22/22	1,045,000	1,048,551
Phillips 66	2.95% 5/1/17 144A	2,255,000	2,389,152
PNC Bk Na	6.875% 4/01/18	250,000	312,163
PNC Fund Corp	4.375% 8/11/20	1,200,000	1,367,417
PNC Fund Corp Mtn	3% 5/19/14	940,000	971,550
PNC Funding Corp	5.25 11/15/15	110,000	122,899
PNC Funding Corp	5/2/625	110,000	126,967
PNCfund Mtn	3.625% 2/8/15	728,000	770,620
PPG Industries	5/3/1975	260,000	262,694
PPL Cap Fd Inc	3.5% 12/01/22	405,000	411,767
Praxair Inc Mtn	4.375% 3/31/14	290,000	303,702
Pricoa Glb 1 Mtn	5.45% 6/14 144A	2,185,000	2,333,646
Principal Fin	3.3% 9/15/22	460,000	466,098
Principal Life Mtn	5.3% 4/24/13	520,000	527,441
Procter & Gamble	1.8% 11/15/15	670,000	692,543
Progress Energy	6.05% 3/15/14	2,550,000	2,706,320
PSEG Pwr LLC	2.75% 9/15/16	315,000	327,683

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Pub Svc El & Gas	6.33% 11/1/13	380,000	398,144
Pub Svc Oklahoma	5.15 12/1/19	150,000	174,979
Rabobank	3.375% 1/19/17	3,188,000	3,423,784
Rabobank Nl Utrec Mtn	1.85% 1/14	1,783,000	1,806,703
Rabobnk Nedrld Mtn	2.125% 10/15	1,924,000	1,985,605
RBS	4.875% 3/16/15	1,000,000	1,074,012
Realty Inc Corp	5.5% 11/15/15	1,000,000	1,108,710
Rentenbank Glb	3.25% 3/15/13	2,000,000	2,012,004
Reynolds Amern	6.75% 6/15/17	1,000,000	1,207,237
RFCO Sp	10/15/2020	1,000,000	874,830
Rio Tinto Fin	2.25% 9/20/16	870,000	902,305
Rio Tinto Fin	1.625% 8/21/17	430,000	435,214
Rio Tinto Fin USA Ltd	2.5% 5/16	2,115,000	2,207,339
Roper Industries	1.85% 11/15/17	650,000	649,273
Royal Bank Cana	1.2% 9/19/2017	281,000	281,572
Royal Bk Cacnada	.625% 12/4/15	4,195,000	4,183,900
Royal Bk Canada	2.3% 7/20/16	290,000	302,135
Royal Bk Canada	1.45% 10/30/14	5,415,000	5,508,230
Royal Bk Cda Gbl	.8% 10/30/15	860,000	858,939
Royal Bk Cda Gmtn	2.625% 12/15	1,000,000	1,055,384
Royal Bk Scotlnd	2.55% 9/18/15	508,000	519,852
Sabmiller Hl	2.45% 1/15/17 144	900,000	937,868
Sabmiller Hldgs	3.75% 1/22 144	790,000	852,148
Schlumberger	1.95% 9/16 144A	1,050,000	1,078,259
Sempra Energy	8.9% 11/15/13	400,000	427,847
Shell Intl Fin	4% 3/21/14	465,000	485,464
Shell Intl Fin	.625% 12/04/15	5,060,000	5,077,720
Sherwin William	1.35% 12/15/17	430,000	428,891
Siemens Fin	5.75% 10/17/16 144	200,000	231,838
Simon Property	5.625% 8/15/14	100,000	107,732
Simon Property	6.1% 5/01/16	50,000	57,673
Simon Property	6.125% 5/30/18	130,000	158,295
Simon Property	6.75% 5/15/14	1,725,000	1,840,016
Simon Property	2.8% 1/30/17	236,000	248,951
Simon Property	2.15% 9/15/17	750,000	777,675
Simon Property	3.375% 3/15/22	170,000	179,346
SLCLT	8/2/2002	524,906	526,178
SLM Corp	6.25% 1/25/16	980,000	1,063,300
SLM Corp Mtn	6% 1/25/17	650,000	703,625
SLMA	4/6/2005	117,224	117,167

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
SLMA	8/1/2002	328,150	327,380
SLMA	2007-6 A2 3ML+25 1/19	972,584	973,322
SLMA	8/6/2002	642,938	647,359
SLMA	2012-7 A2 1ML+28 9/19	861,000	860,368
Southern Cal Ed	4.15 9/15/14	135,000	142,736
Southern Co	4.15% 5/14	105,000	109,990
Southern Co	2.375% 9/15/15	940,000	978,846
Southwstrn Bell	7% 7/01/15	255,000	292,914
SSBK Stif Fund	SSBK STIF FUND	19,417,182	19,417,182
Stryker Corp	2% 9/30/16	1,085,000	1,129,462
Suncor Enrgy Inc	6.1% 6/1/18	1,000,000	1,219,357
Suntrust Bk	7.25% 3/15/18	100,000	122,344
Svenska Ha Ab P	3.125% 7/12/16	1,080,000	1,145,681
Svenska Mtn	4.875 6/10/14 144A	3,260,000	3,445,038
Swedbank Ab	2.125 9/29/17 144A	1,575,000	1,608,662
Swiss Re Tres	2.875% 12/22 144A	580,000	579,744
Taot 2011-B A3	0.68% 6/15/15	5,275,000	5,290,909
Telecom Italia	5.25% 11/15/13	210,000	215,775
Telecom Italia	4.95% 9/30/14	903,000	942,732
Telecom Italia Mtn	6.175% 6/14	800,000	843,200
Thomson Corp	5.95% 7/15/13	270,000	277,594
Time Warner Cab	5.85% 5/1/17W/I	300,000	354,285
Time Warner Cab	8.75% 2/14/19	1,600,000	2,157,146
Time Warner Inc	3.15% 7/15/15	1,448,000	1,531,140
Time Warner Inc	4.75% 3/29/21	490,000	562,568
Time Warnr Inc	4% 1/15/22	715,000	781,862
Toronto Dom Bk	2.5% 7/14/16	3,055,000	3,213,136
Toronto Domini	2.375% 10/19/16	1,735,000	1,822,668
Total Cap	3% 6/24/15	6,755,000	7,134,455
Total Cap	2.3% 3/15/16	100,000	103,874
Total Cap Cda	1.625% 1/28/14	450,000	456,162
Total Cap Intl	2.875% 2/17/22	70,000	72,986
Total Cap Intl	1.55% 6/28/17	1,670,000	1,695,159
Total Capital Sa	4.125% 1/28/21	1,150,000	1,301,798
Total Capital Sa	1.5% 2/17/17	546,000	550,056
Toyota Motor Crd	1.25% 10/5/17	640,000	644,315
Toyota Mtr Cr	2.05% 1/12/17	180,000	186,109
Transcanada Pip	4% 6/15/13	175,000	177,822
Travelers Cos Inc	5.8% 5/15/18	55,000	66,600
Tyco Electric Grp	1.6% 2/03/15	233,000	236,450

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
UAL Pass Thru Etc	9.75% 1/17	239,200	275,080
Ubsbb	2012-C2 A1 1.006% 5/63	380,987	384,230
Ubsbb	2012-C4 A1 .6728% 12/45	270,000	269,833
Ubscm	2012-C1 A1 1.032% 5/45	242,357	244,396
Ubscm	2012-C1 A2 2.180% 5/45	360,000	375,973
Udr Inc Mtn	5.5% 4/1/14	460,000	483,757
Union Bk Na	2.125% 12/16/13	660,000	670,326
Union Pac Corp	5.65 5/1/17	100,000	117,306
Union Pacific	4.875% 1/15/15	185,000	200,041
United Tech Corp	3.1% 6/01/22	1,935,000	2,046,797
Unitedhealth Grp	1.875% 11/16	339,000	348,995
Unitedhealth Grp	.85% 10/15/15	124,000	124,395
Unitedhealth Grp	1.4% 10/15/17	1,418,000	1,419,695
Unitedhealth Inc Mtn	4.7% 2/21	2,150,000	2,502,338
US Bancorp Med	2.95% 7/15/22	775,000	782,026
US Bancorp Mtn	4.2% 5/15/14	990,000	1,039,391
US Long	30YR(CBT)FT MAR13 USH3	(48)	42,000
US Trsy Strip	0% 5/15/18	5,000,000	4,773,700
US Trsy Strip Cpn	0% 11/15/29	9,520,000	5,992,878
US Ultra	30YR(CBT) MAR13 WNH3	(7)	8,969
USAA Capital	1.05% 9/14 144A	507,000	509,266
USAOT	2009-2 A4 0% 6/13	386,941	388,999
UST	10YR FUT MAR13 TYH3	28	(4,813)
UST	5YR FUT MAR13 FVH3	231	3,609
USTB	11.25% 2/15/15	6,355,000	7,825,633
USTB	8.875% 8/15/17	1,095,000	1,504,614
USTB	4.75% 5/15/14	24,930,000	26,467,682
USTCOUP	8/15/2013	3,520,000	3,516,617
USTCOUP	2/15/2014	14,800,000	14,764,347
USTCOUP	8/15/2014	300,000	298,757
USTCOUP	11/15/2013	200,000	199,666
USTCOUP	5/15/2014	9,550,000	9,518,752
USTCOUP	11/15/2014	550,000	547,121
USTCOUP	5/15/2015	16,378,000	16,250,776
USTCOUP	5/15/2016	5,105,000	5,026,174
USTCOUP	8/15/2016	29,900,000	29,358,182
USTCOUP	11/15/2016	6,000,000	5,874,648
USTCOUP	2/15/2017	14,200,000	13,848,763
USTCOUP	8/15/2017	2,000,000	1,935,766
USTCOUP	11/15/2017	3,750,000	3,614,284

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTCOUP	5/15/2019	7,190,000	6,712,857
USTCOUP	5/15/2020	4,000,000	3,628,784
USTCOUP	8/15/2020	4,140,000	3,727,855
USTCOUP	11/15/2020	2,290,000	2,049,330
USTCOUP	2/15/2021	1,210,000	1,071,565
USTCOUP	5/15/2021	3,000,000	2,633,256
USTCOUP	5/15/2022	8,800,000	7,459,593
USTN	4.125% 5/15/15	7,000,000	7,626,902
USTN	4.5% 11/15/15	19,120,000	21,370,324
USTN	4.625% 11/15/16	6,045,000	6,989,607
USTN	3.5% 2/15/18	16,785,000	19,088,343
USTN	2.75% 2/28/13	300,000	301,254
USTN	0.0% XX/XX/XX	500,000	563,583
USTN	2.625% 4/30/16	10,640,000	11,404,600
USTN	2.375% 3/31/16	11,000,000	11,687,014
USTN	3% 9/30/16	5,015,000	5,476,407
USTN	3.125% 10/31/16	13,550,000	14,880,615
USTN	3.25% 12/31/16	2,000,000	2,213,053
USTN	3.125% 4/30/17	5,390,000	5,968,040
USTN	1.875% 6/30/15	30,400,000	31,568,225
USTN	1.75% 7/31/15	21,991,000	22,783,811
USTN	1.25% 8/31/15	15,195,000	15,555,987
USTN	1.25% 9/30/15	18,455,000	18,905,759
USTN	2.125% 12/31/15	1,300,000	1,367,038
USTN	1.25% 3/15/14	10,100,000	10,225,462
USTN	.75% 3/31/13	4,000,000	4,006,408
USTN	1.5% 6/30/16	6,565,000	6,798,828
USTN	1% 8/31/16	18,725,000	19,064,182
USTN	1% 9/30/16	33,279,000	33,880,210
USTN	1.75% 10/31/18	2,500,000	2,618,013
USTN	.875% 11/30/16	25,765,000	26,101,213
USTN	.875% 12/31/16	3,400,000	3,442,599
USTN	1% 3/31/17	14,910,000	15,159,670
USTN	.875% 4/30/17	28,487,000	28,804,576
USTN	.250% 5/15/15	18,700,000	18,668,786
USTN	.250% 7/15/15	8,965,000	8,944,570
USTN	.25% 8/31/14	17,700,000	17,701,204
USTN	.25% 9/15/15	26,675,000	26,602,002
USTN	.25% 9/30/14	22,825,000	22,824,293
USTN	.25% 10/15/15	7,000,000	6,978,962

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTN	.25% 10/31/14	9,690,000	9,689,861
USTN	.375% 11/15/15	5,235,000	5,236,245
USTN	1.625% 11/15/22	365,000	360,641
USTN	.625% 11/30/17	2,150,000	2,139,954
USTN	0.125% 12/31/2014	7,000,000	6,980,436
USTN	.75% 12/31/17	18,160,000	18,182,700
USTN	1.125% 12/31/19	16,040,000	15,971,970
Ustprin	2/15/2015	11,410,000	11,337,524
Ustprin	11/15/2015	11,465,000	11,359,462
Valet	2011-1 A3 1.22% 6/15	1,072,602	1,077,900
Valet	2012-2 A2 0.57% 7/15	332,000	331,973
Vende	1994-1 2ZB 6.5% 2/24	509,932	576,633
Vende	1998-1 2E 7 3/28	142,874	170,655
Ventas Rlty Lp/Cap	2% 2/15/18	2,635,000	2,635,693
Verizon Com	2% 11/1/16	920,000	951,859
Verizon Comm	1.1% 11/01/17	430,000	427,907
Verizon Comm Inc	4.6% 4/01/21	4,425,000	5,159,908
Verizon New Eng	4/10/1975	100,000	103,100
Viacom Inc New	2.5% 12/15/16	1,970,000	2,053,447
Viacom Inc New	3.875% 12/15/21	84,000	91,451
Virginia El&Pwr	2.95% 1/15/22	340,000	357,648
Vodafone Glbl	5% 12/16/13	475,000	495,291
Vodafone Grp Plc	4.15% 6/10/14	3,600,000	3,777,095
Volkswagen	2.375% 3/22/17 144A	410,000	422,157
Volkswagen	1.6% 11/20/17 144A	2,010,000	2,005,857
VW Intl Fin Nv	1.625% 3/15 144A	880,000	892,003
VWALT	2010-A A3 0.99% 11/13	122,934	122,993
VWALT	2010-A A4 1.18% 10/15	320,000	320,359
VWALT	2011-A A2 1% 2/14	113,218	113,341
Wachovia Bank Na	5.6% 3/15/16	100,000	112,514
Wachovia Bk Na Bn	6% 11/15/17	300,000	359,629
Wachovia Corp	4.875% 2/15/14	235,000	244,963
Wachovia Corp Mtn	5.75% 2/1/18	2,000,000	2,395,222
Wal Mart Stores	2.8% 4/15/16	2,920,000	3,113,371
Walmart	2.875% 4/01/15	4,367,000	4,587,734
Walmart	.75% 10/25/13	1,200,000	1,203,582
Walt Disney Co	.875% 12/01/14	145,000	146,196
Watson Pharma Inc	3.25% 10/1/22	700,000	713,780
WBCMT	05-C21 A4 5.274% 10/44	2,548,452	2,820,927
WBCMT	2003-C9 A4 5.012% 12/35	491,600	504,849

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
WBCMT	2004-C11 A5 5.215 1/41	233,000	245,054
WBCMT	2006-C23 A4 5.418% 1/45	2,317,285	2,581,748
WBCMT	2006-C23 A5 CSTR 1/45	760,000	859,425
WBCMT	06-C24 A3 CSTR 3/45	3,000,000	3,396,765
WBCMT	2006-C25 A4 CSTR 5/43	2,597,000	2,963,289
WBCMT	2006-C25 A5 CSTR 5/43	1,105,000	1,272,811
WBCMT	2007-C33 A3 CSTR 2/51	1,575,531	1,648,129
WBCMT	2007-C33 APB CSTR 2/51	1,129,910	1,187,644
WBCMT	2007-C31A A2 5.421% 4/47	346,332	356,204
Weatherford Int Mtn	5.125% 9/20	2,300,000	2,532,302
Wellpoint Inc	6% 2/15/14	245,000	259,300
Wellpoint Inc	1.25% 9/10/15	124,000	124,971
Wellpoint Inc	3.3% 1/15/23	535,000	548,258
Wellpoint Inc	1.875% 1/15/18	226,000	228,719
Wells Fargo Bk Glb	4/2/1975	315,000	338,295
Wells Fargo&Com	3.676% 6/15/16	5,315,000	5,744,574
Western Gas Part	4% 7/01/22	395,000	415,734
Westfield	5.125 11/15/14 144A	1,600,000	1,715,526
Westpac Bankig Corp	3% 12/9/15	173,000	183,473
Westpac Banking	4.2% 2/27/15	1,070,000	1,147,767
Westpac Banking	1.125% 9/25/15	1,930,000	1,947,721
Westpac Banking Crp	2% 8/14/17	772,000	794,928
Westpac Bk	1.25% 12/15/17 144A	6,415,000	6,404,210
Westpac Bk Corp	1.85% 12/09/13	530,000	537,735
WFRBS	2011-C5 A1 1.456% 11/44	119,318	121,116
WFRBS	2012-C6 A1 1.081% 4/45	140,938	142,134
WFRBS	2012-C8 A1 .864% 8/45	230,048	231,087
WFRBS	2012-C8 A2 1.881% 8/45	400,000	412,383
Williams Partnr	5.25% 3/15/20	1,450,000	1,668,907
WOART	2012-A A3 0.64% 2/17	560,000	561,284
WOART	2011-A A3 1.49% 10/14	370,000	371,971
WOART	2012-B A2 0.43% 11/15	295,000	294,932
Wols	2012-A A3 0.93% 11/15	290,000	291,977
Woolworths Ltd Mtn	2.55% 9/15	1,290,000	1,339,826
Wrap Contracts	WRAP CONTRACTS	—	1,929,349
Wyndham Worldwide Mtn	4.25% 3/22	1,000,000	1,031,448
Xerox Corp	3ML+82 5/16/14	775,000	773,377
Xerox Corp	2.95% 3/15/17	270,000	276,939
Xstrata Can Crp	2.85% 11/14 144	965,000	990,476
Xstrata Can Fin	3.6% 1/17 144A	2,000,000	2,105,592

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Xstrata Fn Cda	2.45 10/17 144A	1,575,000	1,589,693
Xylem Inc	3.55% 9/20/16	1,175,000	1,251,407
Xylem Inc	4.875% 10/01/21	400,000	453,672
Total Investment Contracts			2,002,616,020

Registered Investment Companies
* Fidelity Institutional Money Market – Money Market Portfolio – Institutional Class	Money Market Fund	1,074,219,160	1,074,219,160
* Fidelity Prime Money Market	Money Market Fund	62,784,342	62,784,342
Hartford Capital Appreciation HLS IA	Equity Based Fund	34,378,342	1,490,988,672
Janus Balanced N Fund	Equity Based Fund	47,442,724	1,243,948,230
OPP DEVELOPING MKTS I	Equity Based Fund	3,364,271	117,345,779
Pimco Total Return Institutional Fund	Fixed Income Based Fund	63,068,868	708,894,078
* SPTN INT TR IDX ADV	Fixed Income Based Fund	15,272,891	173,805,497
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	24,426,955	368,847,025
Brokerage Link	Various		335,679,143
Total Registered Investment Companies			5,576,511,926

Common Collective Trusts
Harris Associates Oakmark Global Collective Fund	Equity Based Funds	16,219,380	171,276,654
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Funds	4,649,053	493,715,515
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Funds	6,993,202	803,966,425
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Funds	4,701,647	560,821,905
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Funds	13,780,497	1,571,114,408
Total Common Collective Trusts			3,600,894,907

Raytheon Company Common Stock
* Raytheon Company	Raytheon Common Stock	17,863,717	1,028,235,551
Total Raytheon Company Common Stock			1,028,235,551

Total Investments			12,208,258,404

* Participant Loans	3.25% - 10.00%		239,591,741

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts			(95,727,243)

Total Investments at Contract Value Including Participant Loans			$12,352,122,902

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 24, 2013

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.